UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. and TIM S.A. and subsidiary

Quarterly information on

March 31, 2021

TIM S.A. and TIM S.A. and SUBSIDIARY

QUARTERLY INFORMATION

March 31, 2021

Contents

Independent auditors’ report on quarterly information	1
Quarterly audited information
Balance sheets	3
Statements of income	5
Statements of comprehensive income	6
Statements of changes in shareholders' equity	7
Statements of cash flows	9
Statements of value added	11
Performance comment	12
Notes to the quarterly information	39
Opinion of the Fiscal Council	113
Statement of the Executive Officers on the financial statements	114
Statement of the Executive Officers on the Independent auditors' report	115

INDEPENDENT AUDITOR’S REVIEW REPORT ON QUARTERLY INFORMATION

The shareholders, board of directors and officers

TIM S.A.

Rio de Janeiro - RJ

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of TIM S.A. (“Company”) for the quarter ended March 31, 2021, comprising the balance sheet as of March 31, 2021 and the statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Demonstração Intermediária, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

1

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2021, prepared under the responsibility of the Company's management and presented as supplementary information for IAS 34 purposes. These statements have been subject to review procedures performed in conjunction with the review of quarterly information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and if their form and content are consistent with the criteria defined in NBC TG 09 “Statement of Added Value”. Based on our review, we are not aware of any fact that leads us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with respect to the individual interim financial information and consolidated taken as whole.

Rio de Janeiro, May 05, 2021.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Fernando Alberto S. Magalhães

Accountant CRC-1SP133169/O-0

2

TIM S.A. and TIM S.A. and SUBSIDIARY
BALANCE SHEETS
March 31, 2021 and December 31, 2020
(In thousands of reais)

		Parent company		Consolidated
	Note	March 2021	December 2020	March 2021	December 2020

Assets		41,117,041	41,654,417	41,116,966	41,654,417

Current assets		10,047,783	10,411,555	10,047,708	10,411,556
Cash and cash equivalents	4	2,716,539	2,575,290	2,716,540	2,575,291
Marketable securities	5	1,601,977	2,070,438	1,601,977	2,070,438
Trade accounts receivable	6	2,818,446	3,051,834	2,818,446	3,051,834
Inventory	7	301,008	246,602	301,008	246,602
Indirect taxes, charges and contributions recoverable	8	449,416	374,015	449,416	374,015
Direct taxes, charges and contributions recoverable	9	1,240,215	1,421,112	1,240,215	1,421,112
Prepaid expenses	11	242,571	149,796	242,571	149,796
Derivative financial instruments	36	399,641	262,666	399,641	262,666
Leases	16	23,361	5,357	23,361	5,357
Regulatory credits recoverable	17	37,246	43,906	37,246	43,906
Other assets		217,363	210,539	217,287	210,539

Non-current assets		31,069,258	31,242,862	31,069,258	31,242,861
Long-term receivables		3,805,430	4,115,088	3,805,430	4,115,088
Marketable securities	5	7,034	7,061	7,034	7,061
Trade accounts receivable	6	110,555	128,827	110,555	128,827
Indirect taxes, charges and contributions recoverable	8	789,420	856,786	789,420	856,786
Direct taxes, charges and contributions recoverable	9	1,057,244	1,277,127	1,057,244	1,277,127
Deferred income tax and social contribution	10	485,580	550,646	485,580	550,646
Judicial deposits	12	780,965	794,755	780,965	794,755
Prepaid expenses	11	81,420	73,598	81,420	73,598
Derivative financial instruments	36	264,762	239,423	264,762	239,423
Leases	16	194,144	156,841	194,144	156,841
Other assets		34,306	30,024	34,306	30,024

Investments	13	-	1	-	-
Property, plant and equipment	14	18,442,708	18,100,698	18,442,708	18,100,698
Intangible assets	15	8,821,120	9,027,075	8,821,120	9,027,075

See the accompanying notes to the individual and consolidated quarterly information.

3

TIM S.A. and TIM S.A. and SUBSIDIARY
BALANCE SHEETS
March 31, 2021 and December 31, 2020
(In thousands of reais)
		Parent company		Consolidated
	Note	March 2021	December 2020	March 2021	December 2020
Total liabilities and shareholders' equity		41,117,041	41,654,417	41,116,966	41,654,417

Total liabilities		17,653,419	18,471,672	17,653,344	18,471,672

Current liabilities		7,903,156	8,301,956	7,903,157	8,301,956
Suppliers	18	2,661,325	3,128,732	2,661,325	3,128,732
Loans and financing	20	2,261,203	1,689,385	2,261,203	1,689,385
Leases	16	1,107,141	1,054,709	1,107,141	1,054,709
Derivative financial instruments	36	13,320	7,273	13,320	7,273
Labor obligations		311,930	272,635	311,930	272,635
Indirect taxes, charges and contributions payable	21	1,076,299	935,778	1,076,299	935,778
Direct taxes, charges and contributions payable	22	80,556	296,299	80,557	296,299
Dividends and interest on shareholders’ equity payable	25	52,028	538,576	52,028	538,576
Authorizations payable	19	105,452	102,507	105,452	102,507
Deferred revenues	23	225,164	266,436	225,164	266,436
Other liabilities		8,738	9,626	8,738	9,626

Non-current liabilities		9,750,263	10,169,716	9,750,187	10,169,716
Loans and financing	20	284,079	655,647	284,079	655,647
Derivative financial instruments	36	-	28,893	-	28,893
Leases	16	7,290,172	7,324,126	7,290,172	7,324,126
Indirect taxes, charges and contributions payable	21	3,120	3,102	3,120	3,102
Direct taxes, charges and contributions payable	22	212,024	212,444	212,024	212,444
Provision for legal and administrative proceedings	24	907,541	886,947	907,541	886,947
Pension plan and other post-employment benefits	37	7,346	7,346	7,346	7,346
Authorizations payable	19	237,648	232,940	237,648	232,940
Deferred revenues	23	739,198	755,488	739,198	755,488
Other liabilities		69,135	62,783	69,059	62,783

Shareholders' equity	25	23,463,622	23,182,745	23,463,622	23,182,745
Share Capital		13,477,891	13,477,891	13,477,891	13,477,891
Capital reserves		398,925	397,183	398,925	397,183
Profit reserves		9,317,356	9,317,356	9,317,356	9,317,356
Accumulated other comprehensive income		(4,848)	(4,848)	(4,848)	(4,848)
Treasury shares		(2,591)	(4,837)	(2,591)	(4,837)
Income for the period		276,889	-	276,889	-

See the accompanying notes to the individual and consolidated quarterly information.

4

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF INCOME
Periods ended March 31, 2021 and 2020
(In thousands of reais, except as otherwise stated)

		Parent company		Consolidated
	Notes	March 2021	March 2020	March 2021

Net revenue	27	4,339,763	4,215,308	4,339,763

Costs of services provided and goods sold	28	(2,092,827)	(1,961,448)	(2,092,827)
Gross profit		2,246,936	2,253,860	2,246,936

Operating revenues (expenses)
Selling expenses	28	(1,163,466)	(1,209,040)	(1,163,466)
General and administrative expenses	28	(420,469)	(429,687)	(420,481)
Equity in net income of subsidiaries	13	(77)	-	-
Other revenues (expenses), net	29	(70,435)	(92,455)	(70,500)
		(1,654,447)	(1,731,182)	(1,654,447)

Operating profit		592,489	522,678	592,489

Financial revenues (expenses):
Financial revenues	30	276,930	362,698	276,930
Financial expenses	31	(502,167)	(613,995)	(502,167)
		(225,237)	(251,297)	(225,237)

Income before income tax and social contribution		367,252	271,381	367,252

Income tax and social contribution	32	(90,363)	(98,639)	(90,363)

Net income for the year		276,889	172,742	276,889

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	33	0.11	0.07	0.11

Diluted earnings per share	33	0.11	0.07	0.11

See the accompanying notes to the individual and consolidated quarterly information.

5

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF COMPREHENSIVE INCOME
Periods ended March 31, 2021 and 2020
(In thousands of reais)

	Parent company		Consolidated
	March 2021	March 2020	March 2021

Net income for the period	276,889	172,742	276,889

Other items in comprehensive income
Item that will not be reclassified to income (loss):
Pension plans and other post-employment benefits	-	-	-
Deferred taxes	-	-	-
Total comprehensive income for the period	276,889	172,742	276,889

See the accompanying notes to the individual and consolidated quarterly information.

6

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN EQUITY
Periods ended March 31, 2021
(In thousands of reais)
			Profit reserves
	Share Capital	Capital reserve	Legal reserve	Reserve for expansion	Tax incentive Reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at December 31, 2020	13,477,891	397,183	1,036,194	6,499,602	1,781,560	(4,837)	(4,848)	-	23,182,745

Total comprehensive income for the period
Net income for the period	-	-	-	-	-	-	-	276,889	276,889
Total comprehensive income for the period	-	-	-	-	-	-	-	276,889	276,889
Stock options (Note 25.b)	-	1,742	-	-			-	-	1,742
Purchase of treasury shares, net of disposals	-	-	-	-		2,246	-	-	2,246
Total shareholder contributions and distributions to shareholders	-	1,742	-	-	-	2,246	-	-	3,988
Balances at March 31, 2021	13,477,891	398,925	1,036,194	6,499,602	1,781,560	(2,591)	(4,848)	276,889	23,463,622

See the accompanying notes to the individual and consolidated quarterly information.

7

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN EQUITY
Periods ended March 31
(In thousands of reais)
			Profit reserves
	Share Capital	Capital reserve	Legal reserve	Reserve for expansion	Tax incentive Reserve	Equity valuation adjustments	Retained earnings	Total
Balances on December 31, 2019	13,476,172	36,154	952,486	5,985,793	1,612,019	(3,817)	-	22,058,807

Total comprehensive income for the period
Net income for the period	-	-	-	-	-	-	172,742	172,742
Total comprehensive income for the period	-	-	-	-	-	-	172,742	172,742
Total shareholder contributions and distributions to shareholders
Stock options	-	2,200	-	-		-	-	2,200
Total shareholder contributions and distributions to shareholders	-	2,200	-	-	-	-	-	2,200
Balances at March 31, 2020	13,476,172	38,354	952,486	5,985,793	1,612,019	(3,817)	172,742	22,233,749

See the accompanying notes to the individual quarterly information.

8

TIM S.A. and TIM S.A. and SUBSIDIARY
CASH FLOW STATEMENT
Periods ended March 31
(In thousands of reais)

		Parent company		Consolidated
	Note	March 2021	March 2020	March 2021
Operational activities
Income before income tax and social contribution		367,252	271,381	367,252
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	28	1,427,782	1,408,605	1,427,782
Equity in net income of subsidiaries	13	77	-	-
Residual value of property, plant and equipment and intangible written off		2,912	2,411	2,912
Interest on asset retirement obligation		(8)	13	(8)
Provision for administrative and judicial proceedings	24	78,656	89,616	78,656
Inflation adjustment on judicial deposits and legal and administrative proceedings		16,408	55,130	16,408
Interest, monetary and foreign exchange variations on loans and other financial adjustments		36,306	67,929	36,306
Interest on leases payable		191,978	166,414	191,978
Interest on leases receivable	30	(5,191)	(4,937)	(5,191)
Provision for expected credit losses	28	123,493	188,588	123,493
Stock options	26	2,597	2,200	2,597
		2,242,262	2,247,350	2,242,185
Reduction (increase) in operating assets
Trade accounts receivable		142,343	(152,098)	142,343
Taxes, charges and contributions recoverable		396,862	245,358	396,862
Inventory		(54,406)	(65,269)	(54,406)
Prepaid expenses		(100,597)	(229,561)	(100,597)
Judicial deposits		26,885	40,427	26,885
Other assets		(4,310)	(22,638)	(4,234)
Increase (decrease) in operating liabilities
Labor obligations		39,296	34,844	39,296
Suppliers		(474,153)	(1,304,710)	(474,153)
Taxes, fees and contributions		(96,844)	(50,316)	(96,843)
Authorizations payable		4,141	-	4,141
Payments for legal and administrative proceedings	24	(87,566)	(105,238)	(87,566)
Deferred revenues		(57,562)	(81,213)	(57,562)
Other liabilities		(23,204)	(40,542)	(23,204)
Cash generated by operations		1,953,147	516,394	1,953,147
Income tax and social contribution paid		(3,552)	(27,308)	(3,552)
Net cash generated by operating activities		1,949,595	489,086	1,949,595

9

TIM S.A. and TIM S.A. and SUBSIDIARY
CASH FLOW STATEMENT
Years ended March 31
(In thousands of reais)

		Parent company		Consolidated
	Note	March 2021	March 2020	March 2021
Investment activities
Marketable securities		468,487	617,322	468,487
Additions to property, plant and equipment and intangible		(1,324,158)	(904,351)	(1,324,158)
Receipt of leases		1,303	5,802	1,303
Net cash applied on investment activities		(854,368)	(281,227)	(854,368)

Financing activities
New loans		-	800,000	-
Amortization of loans		-	(665,997)	-
Interest paid- Loans		(7,538)	(33,264)	(7,538)
Leases payment		(263,532)	(213,313)	(263,532)
Interest paid on leases		(197,517)	(211,252)	(197,517)
Derivative financial instruments		(234)	-	(234)
Purchase of treasury shares, net of disposals		1,391	-	1,391
Dividends and interest on shareholders´ equity paid		(486,548)	(597,550)	(486,548)
Net cash applied in financing activities		(953,978)	(921,376)	(953,978)

Increase (decrease) in cash and cash equivalents		141,249	(713,517)	141,249

Cash and cash equivalents at the beginning of the financial period		2,575,290	2,284,048	2,575,291
Cash and cash equivalents at the end of the year		2,716,539	1,570,531	2,716,540

See the accompanying notes to the individual and consolidated quarterly information.

10

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF VALUE ADDED
Periods ended March 31, 2021 and 2020
(In thousands of reais)

	Parent company		Consolidated
	March 2021	March 2020	March 2021
Revenues
Gross operating revenue	6,103,577	6,091,892	6,103,577
Losses on doubtful accounts receivable	(123,493)	(188,588)	(123,493)
Discounts granted, returns and others	(596,738)	(679,873)	(596,738)
	5,383,346	5,223,431	5,383,346
Supplies acquired from third parties
Costs of services provided and goods sold	(659,258)	(599,276)	(659,258)
Materials, energy, third-party services and others	(782,118)	(793,813)	(782,195)
	(1,441,376)	(1,393,089)	(1,441,435)
Retentions
Depreciation and amortization	(1,427,782)	(1,408,605)	(1,427,782)
Net added value generated	2,514,188	2,421,737	2,514,111
Value added received in transfer
Equity in net income of subsidiaries	(77)	-	-
Financial revenues	276,930	362,698	276,930
	276,853	362,698	276,930
Total added value to be distributed	2,791,041	2,784,435	2,791,041

Added value distribution
Personnel and expenses
Direct remuneration	140,096	134,123	140,096
Benefit	48,564	47,678	48,564
FGTS	15,533	14,810	15,533
Other	23,266	9,770	23,266
	227,459	206,381	227,459
Taxes, fees and contributions
Federal	579,382	590,366	579,382
State	945,758	953,761	945,758
Municipal	34,621	33,745	34,621
	1,559,761	1,577,872	1,559,761
Third-party Capital Remuneration
Interest	501,424	613,402	501,424
Rentals	225,435	214,038	225,435
	726,859	827,440	726,859
Other
Social investment	73	-	73
	73	-	73
Shareholder's Equity Remuneration
Retained earnings	276,889	172,742	276,889
	276,889	172,742	276,889

See the accompanying notes to the individual and consolidated quarterly information.

11

2021 First Quarter Results

2021 First Quarter Results (Including the effects of IFRS 9, 15 and 16)

From volume to value: contributing to the recovery of commercial dynamics and generating operational resilience

•	Mobile ARPU posted strong growth of 6.6% YoY, reaching R$ 25.5;
•	TIM Live’s UBB customer base was up by 13.3% YoY, totaling 662k connections;
•	TIM Live’s ARPU posted robust growth of 6.1% YoY, reaching R$ 89.6.

Continuous infrastructure expansion, offering the best customer experience

•	Leader in 4G coverage expanding to over 4k cities, with emphasis to 700MHz frequency expansion, now reaching 3,468 cities;
•	VoLTE technology now available in more than 4k cities, improving users’ voice experience;
•	Acceleration of FTTH expansion with 3.5 million homes passed by fiber optic and presence in 27 cities and 7 administrative regions in the Federal District by the end of March.

Strong Revenue and EBITDA performances boosting recovery pace

•	Total Service Revenues accelerated growth to 3.3% YoY in 1Q21;
•	Mobile Service Revenues continued to increase, posting a 2.8% YoY growth, driven by better performances of postpaid and prepaid segments;
•	TIM Live Revenues maintained its strong growth pace, up by 20.4% YoY in 1Q21;
•	Provision for Doubtful Accounts (Bad Debt) fell 34.5% YoY, contributing to keep Opex under control, increasing less than inflation (+1.7% YoY);
•	Normalized EBITDA* reached R$ 2.0 billion, up 4.5% YoY, mainly due to revenue acceleration;
•	Normalized EBITDA Margin* came to 46.6% in the quarter, up by +0.7 p.p. YoY;
•	Normalized Net Income was up by 57.9% YoY, totaling R$ 277 million in 1Q21;
•	Investments totaled R$ 1.3 billion, with the pick-up of projects reprioritized in 2020 and the start of the preparation to receive Oi Mobile assets.

12

2021 First Quarter Results

Financial Performance (Including the effects of IFRS 9, 15 and 16)

OPERATING REVENUE

13

2021 First Quarter Results

Breakdown of Mobile Segment (net of taxes and deductions):

Mobile Service Revenues (MSR) totaled R$3,947 million, up by 2.8% compared to 1Q20, almost doubling growth pace when compared to 4Q20 figures (+1.5% YoY), due to better performances both in prepaid and postpaid segments.

Breaking down each mobile segment in the first quarter:

(i)	Prepaid segment, although impacted by the worsening of the pandemic, maintained the gradual recovery seen in the beginning of the second half of 2020. Rechargers improved in 1Q21, reaching positive figures in March in a yearly comparison. The increased penetration of TIM Pré TOP has contributed to a stronger recurrence and expansion of the segment’s ARPU. All effects combined, Prepaid Revenues dropped 4.1% YoY, reducing losses versus the drop recorded in 4Q20 (-4.9% YoY).
(ii)	Postpaid segment’s recovery has been reinforced by continuous focus on a “Value” approach, emphasizing churn management and an offer portfolio geared towards ARPU increase. In 1Q21, human postpaid churn stood at 2.7% per month, contributing to positive net additions. Postpaid Revenues grew 3.9% YoY in the quarter.

ARPU’s (Average Monthly Revenues per User) dynamics continues to drive MSR growth. Consolidated mobile indicator grew 6.6% YoY and reached R$25.5, reflecting TIM’s successful efforts to monetize its customer base through migrations to higher value prepaid and postpaid plans.

The segments' ARPU, which excludes Other Mobile Revenues and Customer Platform, increased in prepaid by 3.9% YoY and by 1.9% YoY in postpaid (ex-M2M).

In 1Q21, Interconnection Revenues (ITX) grew 22.0% YoY, reflecting the impact from a higher MTR rate (Mobile Termination Revenue +17.2% YoY) in addition to an increase in incoming traffic (+30.5% YoY). The incidence of MTR on Net Service Revenues reached 2.6% in the quarter.

14

2021 First Quarter Results

Customer Platform Revenues totaled R$ 17 million in 1Q21, of which R$ 11 million were generated by Financial Services, and R$ 6 million from Mobile Advertising (the latter being the first quarter recording revenue and helped by the evolution of platforms such as TIM Ads and Informa TIM).

The Other Revenues line was up by 10.2% YoY in 1Q21, mainly due to increased revenues from network sharing and swap agreements, in line with the company's strategy to expand the fiber optic transport infrastructure (backbone and backhaul) with higher efficiency in asset allocation (Capex and Opex).

Breakdown of Fixed Segment (net of taxes and deductions):

Fixed Service Revenues totaled R$ 281 million in the quarter, a 12.1% increase from 1Q20. This performance continues to reflect TIM Live’s performance, which rose 20.4% YoY in 1Q21 and continued to account for approximately 62% of fixed service revenues. Other fixed services were up by 0.8% YoY.

At the end of the quarter, TIM Live was present in 27 cities and 7 administrative regions of the Federal District.

TIM Live’s ARPU (Average Monthly Revenues per User) was up by 6.1% YoY. The performance is explained by the penetration of higher-value FTTH offers with faster speeds (connections over 100 Mbps accounts for 50% of customer base) and price readjustments as of July 2020 in most plans.

15

2021 First Quarter Results

OPERATING COSTS AND EXPENSES

Reported Operating Costs and Expenses totaled R$ 2,319 million in 1Q21 (+1.5% YoY). This performance is slightly impacted by non-recurring items accounted in 1Q20 – in the amount of R$ 2.6 million – related to adjustment to towers’ sale-leaseback contract. In this quarter, the line was not impacted by non-recurring expenses.

Breakdown of Costs and Expenses Performance:

Personnel Costs increased by 8.0% YoY in 1Q21. This performance was mainly influenced by organic elements, such as inflation on wages and benefits and increased expenses with labor contingencies in social security proceedings.

Selling and Marketing Expenses were up by 1.6% YoY in 1Q21, mainly impacted by higher product marketing and advertising expenses, derived from increased media exposure, and higher FISTEL expenses. This was partially offset by efficiency gains from process digitalization and higher penetration of digital channels and a scenario of reduced sales in the yearly comparison, with lower commissioning expenses from rechargers and line activations.

The Network and Interconnection group rose 14.8% YoY in 1Q21, boosted by higher costs from the interconnection subgroup (ITX), mainly explained by: (i) a higher mobile termination rate (MTR) as from February 2021; and (ii) increased pressure of outgoing traffic to other operators due to the pandemic. Network expenses also increased in 1Q21, stemming from higher costs in infrastructure sharing contracts, compared to an improvement to energy costs.

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2021 First Quarter Results

Normalized General and Administrative (G&A) Expenses were up by 5.9% YoY in the quarter. This increase is mostly explained by the net effect of: (i) higher IT maintenance and rental expenses; and (ii) lower expenditures with professional services (especially legal), and cleaning/surveillance regular services and transportation.

Cost of Goods Sold (COGS) totaled R$ 146 million in 1Q21 (-8.3% YoY), following the drop in Product Revenue due to a lower volume of handset sales, despite the increase in higher-value product mix. The performance mainly reflects the closing of TIM’s brick-and-mortar stores (the Company’s main handset sales channel) during March, due to measures to contain COVID-19 in Brazil.

In 1Q20, the Provisions for Doubtful Accounts (Bad Debt) fell 34.5% YoY, the fourth consecutive quarter with a yearly drop, showing the continuous efforts to enhance customer acquisition through more robust credit models and policies, and higher efficiency in collection and recovery. In absolute figures, Bad Debt came to R$ 123 million, accounting for 2.02% of TIM’s Gross Revenue.

Normalized Other Operating Expenses1 were down by 21.6% YoY in 1Q21, explained by (i) reduced expenses from losses with civil and labor lawsuits; and iii) increased provisioning for labor lawsuits, partially offset by a lower spending with civil lawsuit provisions. This line’s share over the quarter’s total normalized Opex stood at 3.0% in 1Q21 (versus 3.9% in 1Q20).

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 52.1 per gross addition in 1Q21, down by 12.6% YoY, impacted by the higher M2M gross additions volume in 1Q21 compared to 1Q20.

The SAC/ARPU ratio (payback per client) fell YoY, reaching 2.0 months from 2.5 months in 1Q20.

1 The Other Operating Expenses line had negative non-recurring impact in 1Q20 (R$ 2.6 million), related to adjustments to towers’ sale-leaseback contract.

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2021 First Quarter Results

FROM EBITDA TO NET INCOME

| DESCRIPTION | 1Q21 | 1Q20 | % YoY | 4Q20 | % QoQ |
|---|---|---|---|---|---|
| R$ million | | | | | |
| **Normalized* EBITDA** | **2,020** | **1,934** | **4.5%** | **2,380** | **-15.1%** |
| Normalized* EBITDA Margin | 46.6% | 45.9% | 0.7p.p. | 50.9% | -4.3p.p. |
| **Depreciation & Amortization** | **(1,428)** | **(1,409)** | **1.4%** | **(1,379)** | **3.6%** |
| Depreciation | (980) | (935) | 4.8% | (945) | 3.6% |
| Amortization | (448) | (473) | -5.4% | (433) | 3.3% |
| **Normalized* EBIT** | **592** | **525** | **12.8%** | **1,002** | **-40.8%** |
| Normalized* EBIT Margin | 13.7% | 12.5% | 1.2p.p. | 21.4% | -7.8p.p. |
| **Normalized Net Financial Results** | **(225)** | **(251)** | **-10.4%** | **(44)** | **407.7%** |
| Financial expenses | (293) | (320) | -8.5% | (280) | 4.5% |
| Financial income | 67 | 61 | 8.6% | 240 | -72.2% |
| Net exchange variation | 1 | 7 | -90.0% | (4) | n.a. |
| **Normalized* EBT** | **367** | **274** | **34.0%** | **957** | **-61.6%** |
| Normalized* Income tax and social contribution | (90) | (99) | -8.4% | 81 | n.a. |
| **Normalized* Net Income** | **277** | **175** | **57.9%** | **1,038** | **-73.3%** |
| Total Normalized Items | - | (3) | n.a. | (25) | n.a. |
| **Reported EBITDA** | **2,020** | **1,931** | **4.6%** | **2,353** | **-14.1%** |
| Reported EBITDA Margin | 46.6% | 45.8% | 0.7p.p. | 50.3% | -3.7p.p. |
| **EBIT** | **592** | **523** | **13.4%** | **974** | **-39.2%** |
| EBIT Margin | 13.7% | 12.4% | 1.3p.p. | 20.8% | -7.2p.p. |
| **Net Financial Results** | **(225)** | **(251)** | **-10.4%** | **(44)** | **407.7%** |
| **Income before taxes** | **367** | **271** | **35.3%** | **930** | **-60.5%** |
| Income tax and social contribution | (90) | (99) | -8.4% | 83 | n.a. |
| **Net Income** | **277** | **173** | **60.3%** | **1,013** | **-72.7%** |

*EBITDA normalized according to the items in the Costs section (+R$ 27.2 million in 4Q20 and +R$ 2.6 million in 1Q20). Net income normalized by tax credit and other effects (-R$ 2.4 million in 4Q20).

EBITDA2 (Earnings before Interest, Taxes, Depreciation and Amortization)

2 EBITDA normalized according to items in the Operating Costs and Expenses section.

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2021 First Quarter Results

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

In 1Q21, D&A was up by 1.4% YoY, explained by increased Depreciation of 4G equipment and right of use related to a larger lease agreement base, even though it was offset by lower software amortization.

Normalized EBIT3 in 1Q21 grew 12.8% YoY, reflecting EBITDA growth. Normalized EBIT Margin ended the quarter at 13.7%, 1.2 p.p. up compared to 1Q20.

NET FINANCIAL RESULTS

Net Financial Results in 1Q21 were negative by R$ 225 million, R$ 26 million better than 1Q20. This difference is mainly related to lower financial expenses from the net effect of: (i) lower spending with interest from financing, lower expenses from the monetary restatement of civil and labor contingencies; and (ii) higher volume of interest on leasing.

INCOME TAX AND SOCIAL CONTRIBUTION

In 1Q21, Reported Income Tax and Social Contribution totaled -R$ 90 million, compared to -R$ 99 million in 1Q20, the reduction is mainly due to the higher use of tax benefits in 1Q21. On a Normalized basis, there was a ~R$ 9.0 million reduction in 1Q21 when compared to -R$ 99 million in 1Q20, for the reasons already explained above, considering the absence of relevant non-recurring effects. In 1Q21, the effective rate stood at -24.6% vs. -36.0% in 1Q20 (on a Normalized basis).

NET INCOME4

3 EBIT normalized according to items in the Operating Costs and Expenses section.

4 Net Income normalized according to items in the Operating Costs and Expenses section.

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2021 First Quarter Results

CASH FLOW, DEBT AND CAPEX

In 1Q21, EBITDA-Capex came to R$ 696 million, a decrease of 32.4% YoY, taking EBITDA-Capex over Net Revenues to 16.0% (vs 24.4% in 1Q20).

In an exercise to exclude the leases effects from these indicators, 1Q21 EBITDA was recalculated considering the impact of the lease contracts over the operating expenses. Therefore, EBITDA-AL (After Lease) minus Capex would sum up to R$ 235 million (-60.7% YoY).

CAPEX

Capex totaled R$ 1,324 million in 1Q21, up by 46.5% compared to 1Q20. The hike is mainly explained by the return of investments after two quarters impacted by project reevaluation due to the pandemic. Additionally, the company has begun to prepare itself for the integration of Oi Mobile assets.

Investments are still being allocated to infrastructure (95% of the total), mainly to projects in IT, 4G technology through 700 MHZ, transport network and FTTH expansion (which received approximately 9.6% of 1Q21 investments).

CHANGE IN WORKING CAPITAL

Change in working capital was negative by R$ 74 million, a 94.8% YoY improvement, mostly due to the reduction of the impact on the Suppliers account (the Suppliers account delta changed from R$ 1,305 million in 1Q20 to R$ 474 million in 1Q21). Additionally, in comparison with the 1Q20, in the present quarter, the line was positively impacted by the variation in Trade Accounts Receivable, Recoverable Taxes and Prepaid Expenses.

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2021 First Quarter Results

Additionally, it is important to note that, regarding Fistel fees, in 1Q20, their payment was postponed (about R$ 789 million) – usually due in March – to August 31, 2020. In 3Q20, we paid nearly R$ 300 million related to said taxes, related to Condecine and CFRP, negatively impacting Change in Working Capital and Cash Flow for that quarter. In 1Q21, we paid nearly R$ 73 million related to CFRP. The remaining Fistel (TFF) amount, related to both years, is still suspended, without a defined payment date.

DEBT AND CASH

Gross Debt ended 1Q21 at R$ 10,235 million, up by R$ 79 million YoY. The current balance includes (i) leasing recognition in the total amount of R$ 8,180 million (related to the sale of towers, the LT Amazonas project and lease contracts with terms exceeding 12 months pursuant to IFRS 16); (ii) financing with banks summing up to R$ 2,545 million; and (iii) hedging derivatives5 position in the amount of R$ 651 million (reducing gross debt).

By the end of 1Q21, financings (after hedge) totaled R$ 2,056 million, being composed by contracts with foreign private banks and fully hedged in local currency. The average cost of debt excluding leases was 2.8% p.y. in the quarter, down when compared to 4.5% p.y. in 1Q20.

As mentioned during 2020, in April/20, the Company's Board of Directors approved the borrowing of R$ 1,000 million to enhance liquidity ahead of possible impacts that the COVID-19 pandemic could cause on the economy. Of that amount, R$ 574 million were borrowed from The Bank of Nova Scotia in the same month. During 2Q20, TIM assessed the best conditions for borrowing the remaining sum and in July the company contracted R$ 426 million from BNP Paribas. Also, in July, TIM fully paid its Debentures (~R$1,000 million) originally distributed in January 2019.

In March, TIM's Board of Directors approved the financing program for the acquisition of Oi's mobile assets. The approved financial strategy consists of contracting foreign loans in foreign or national currency - with exchange and interest rate coverage - in the amount of up to R$ 4 billion, for a period of up to 4 years. In April 2021, two contracts were signed with foreign banks, in the total amount of R$ 1.072 billion.

In April, the Company received authorization from the Ministry of Communications to issue up to R$ 5.75 billion in incentive debentures, the highest approval ever made by the Government within the scope of the program. The contribution may be used to finance TIM's infrastructure project, which covers the evolution of the fixed and mobile network, including 5G, and the virtualization of the telecommunication network, with the objective of increasing the quality and availability of the offered services.

5 The Derivatives position excludes the subscription bonus in C6 Bank capital – TIM S.A. Financial Statements, Note 36.

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2021 First Quarter Results

At the end of the quarter, Cash and Securities totaled R$ 4,319 million, an increase of R$ 2,723 million YoY.

The average cash yield was 2.4% p.y. in 1Q21, flat compared to the 1Q20, above the Selic rate performance.

In 1Q21, Net Debt totaled R$ 5,917 million, down by R$ 2,644 million when compared to the same period of the prior year, when net debt was R$ 8,561 million. This reduction is explained by the growth of Cash and Short-term Investments outpacing the rise of debt and leasing balance. Net Debt excluding leasing effects, Net Debt-AL, would reach -R$ 2,480 million, in other words, a “net cash” position with an improvement of R$ 2,873 million compared to the previous year.

Net Debt/EBITDA stood at 0.70x in the quarter. Excluding financial leases, Net Debt-AL/EBITDA-AL was -0.37x in 1Q21, down compared to 0.06x in 1Q20.

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2021 First Quarter Results

QUARTERLY EVENTS AND SUBSEQUENT EVENTS

CELEBRATION OF AGREEMENT WITH IHS OF SHAREHOLDING IN FIBERCO

On May 5th, 2021, TIM S.A., informed its shareholders and the market in general that, at a meeting of the Company's Board of Directors held today, an agreement ("Agreement") was approved between TIM S.A. and IHS Fiber Brasil - Cessao de Infraestruturas Ltda. ("IHS"), in order to acquire an equity stake in FiberCo Soluções de Infraestrutura Ltda. ("FiberCo"), a vehicle established by the Company for the segregation of network assets and the provision of infrastructure services.

IHS is a large and diversified telecommunications infrastructure provider focused on emerging markets and operating in 9 countries in Africa, Middle East and Latin America. IHS, besides owning more than 28 thousand towers, seeks the expansion of the value chain in infrastructure services.

In the Agreement, TIM will sell 51% of FiberCo's share capital in favor of IHS, and the remaining 49% will remain under the Company's control. The relationship between the partners will be governed by a shareholders' agreement to be entered into upon closing of the transaction.

FiberCo's initial asset base will consist of TIM's secondary network infrastructure contribution covering approximately 6.4 million households, of which 3.5 million are FTTH and 3.5 million FTTC. In addition, other assets, contracts and employees will be transferred to FiberCo, all exclusively related to its activities. These transfers will only take place after the Agreement is approved by the competent authorities.

In this context, the Enterprise Value of FiberCo was established at R$ 2.6 billion. The transaction includes a primary component (R$ 609,000,000.00) going to FiberCo’s cash and secondary component (R$ 1,027,590,000) to be paid to TIM.

FiberCo's mission is to deploy, operate and maintain last-mile infrastructure for broadband access to be offered in the wholesale market. Nevertheless, the terms of the agreement define TIM as anchor customer, having the prerogative of a 6 months exclusivity period after the entrance in new areas.

This transaction is expected to support the Company's plan to accelerate the provision of fiber connectivity services to B2C and B2B customers. Accordingly, FiberCo's business plan is to reach 8.9 million FTTH households within 4 years. FiberCo will also participate in other infrastructure projects, such as FTTSite, together with TIM.

This transaction has always been seen by the company from an industrial perspective, seeking the evolution and growth of its broadband business. However, the positive financial and economic impacts cannot be left aside. It is expected that the deal will enable the Company to deconsolidate a relevant part of its CAPEX, causing a positive effect on its cash flow. In parallel, TIM expects to use the proceeds of this transaction to help meeting its investment obligations, such as the acquisition of Oi Mobile's assets.

This transaction is subject to the fulfillment of certain preceding conditions, including, among others, the contribution of assets described above and the obtaining of authorizations from the competent authorities, such as the Agência Nacional de Telecomunicações - Anatel and the Conselho Administrativo de Defesa Econômica - CADE.

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2021 First Quarter Results

CREDIT AGREEMENTS WITH FOREIGN BANKS

In April 2021, the Company entered into two loan agreements with Banks BNP and Bank of Nova Scotia, in the total amount of R$ 1.1 billion. Those agreements are payable in three years. (Financial Statements, Note 20)

TAX CONTINGENCY

In March 2011, the Company received the tax assessment notice 10480.721765/2011-46, drawn up by the Brazilian Federal Revenue, in the amount of R$ 1,265 million, which addresses corporate income tax (IRPJ) and social contribution (CSL) related to: (i) goodwill; (ii) undue offset of tax losses and negative basis; (iii) allegedly improper use of the Sudene tax benefit; (iv) withholding income tax (IRRF) deductions; (v) deduction of estimates and (vi) fines.

The result of the judgment in the administrative trial court was the full maintenance of the assessment, but the voluntary appeal filed by the company was partially accepted. The company was notified of the judgment on April 28, 2021. As a result, the partial success of R$ 736 million (historical values) and R$ 1.4 billion (updated values) was confirmed.

Of the aforementioned total amount, R$ 43 million (historical values) and R$ 79 million (updated values) were already classified as remote risk and the remainder as possible risk. The full amount corresponding to the partial success will be definitively excluded from the tax contingency and the remaining amount will continue to be discussed in the course of the administrative proceeding, which will still be brought to the attention of the Upper Chamber of the Administrative Council of Tax Appeals (CARF). (Financial Statements, Note 24)

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2021 First Quarter Results

Operating and Marketing Performance

MOBILE SEGMENT:

GENERAL MARKET

The mobile market reported a growth of 6.2% YoY in 1Q21, reinforcing the positive evolution of the base, observed for the first time since 2015, in the last quarter. In the past 12 months, postpaid net additions reached 12.0 million users (68% were human postpaid lines). Prepaid reached 2.0 million new lines, posting net additions after 6 years.

TIM

TIM ended 1Q21 with a total of 51.2 million users, reporting a slight increase of 0.6% QoQ and a drop of 2.1% YoY. In line with the market movement, the new increase in the quarter reaffirms the discontinuation of reduction trend seeing since 2016.

The postpaid base ended the 1Q21 with 22.2 million lines (+2.5% YoY), representing 43.0% of the total base (+2.0 p.p. YoY). In the period, the human lines mix remained flat, representing 82.3% over the total segment’s base.

At the end of the quarter, human postpaid reached 18.3 million lines (+ 2.2% YoY), with net additions of 399 thousand lines in the last 12 months. 1Q21 was marked by new lockdown measures to combat the COVID-19 pandemic in relevant regions in the country. Despite the impact on commercial activity in the period, the segment maintained a lower level of monthly churn rate (2.7% in 1Q21), as recorded in the last quarters.

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2021 First Quarter Results

The M2M base ended the quarter with 3.9 million users (+3.9% YoY). In the last 12 months, net additions accumulated 147 thousand lines. The acceleration of the segment still depends on an increase in demand from corporate customers, which is associated with a more intense level of economic activity.

In 1Q21, the prepaid base reached 29.5 million lines, down 5.3% YoY. The net additions of the segment accumulated a volume of disconnections lower than previous periods, 1.6 million in the last 12 months. Urban mobility restrictions directly impacted the sell-out dynamics over the period, however results from April-21 already show a more accelerated recovery in the segment's recharges performance.

The 4G base ended the period with 44.0 million users, accelerating once again the pace and returning to the double-digit growth level (+12.6% YoY). The 4G handsets mix in the total human lines base reached its highest historical level, 92% (+12 p.p. YoY).

FIXED SEGMENT:

TIM Live ended the 1Q21 with 662k connections, maintaining the accelerated growth pace (+13.3% YoY). In the last 12 months, net additions reached 78 thousand lines, where above 200 mbps speed plans were responsible for the expansion dynamics of the period. This was the first quarter of which the higher-value plans, with speed above 100 mbps, exceeded 50% of the total base.

The network's rollout continued to accelerate, prioritizing the consolidation of already active clusters. As a result, the total of homes passed grew 39.9% YoY, with the total number of locations stable compared to the last quarter (27 cities and 7 administrative regions).

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2021 First Quarter Results

Quality and Network

QUALITY AND CUSTOMER EXPERIENCE

For yet another quarter, efforts to simplify self-service and boost digital sales channels have generated positive results. In 1Q21, pure postpaid digital sales were up by 35.4% YoY, while Consumer Control increase by 23.7% YoY. TIM Live’s digital sales gained relevance, posting a 30.4% YoY growth. Additionally, the digital recharges mix continued to increase (+15.8 p.p. compared to 1Q20).

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2021 First Quarter Results

Accordingly, digital mechanisms for billing and payment kept their growth pace in the quarter. Invoices delivered through digital channels posted a 19.4% YoY growth, with a base penetration of 77.2% (+11.1 p.p. YoY). The number of customers digitally paying up their invoices also increased (+19.9% YoY) representing a penetration of 75.3% (+7.7 p.p. YoY). Another convenience offered to TIM’s customers is the possibility to recharge and/or check balances and usage limits, as well as the opportunity to receive their invoices through WhatsApp.

Another fundamental factor is the simplification of caring processes. Therefore, in 1Q21, Meu TIM app continued to be an important tool to achieve this goal, offering customers greater transparency and control to manage their plans. The 15.0% YoY growth in the app’s monthly average of unique users, once again demonstrates customer’s increasingly acceptance of this channel. Furthermore, the 29.7% YoY decline in human interactions also reinforces the channel’s importance, reducing dependency on call centers.

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2021 First Quarter Results

Another ingenious initiative explored by the Company is the use of artificial intelligence at the customer service center. These innovations bring benefits to customers, by implementing tools that can automatically identify possible problems in the services provided to users, suggesting corrective measures, or solving them. TIM’s cognitive self-service provide voice responses, in natural language and in real time, to consumers’ doubts or demands about the benefits of each plan, invoice payment, in addition to other services such as hiring data service, unblock lines, question information and others. In 1Q21, we had 4 million self-services per month on average through the cognitive assistant. Since its implementation in 2020, over 34 million calls have come through the new cognitive IVR, of which 12 million only in 1Q21. We expect to reach 50 million cognitive services by the end of the year.

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2021 First Quarter Results

NETWORK DEVELOPMENT

A key pillar in TIM’s strategic plans, expansion and improvement of network infrastructure is related to the continuous improvement of our services. In difficult times, “more than never, we need to be connected”, and, therefore, TIM reinforced even further its commitment to ensuring the best network quality and user experience, meeting the needs of our customers and society’.

Therefore, in the quarter, Capex allocated to infrastructure projects (Network + IT) surpassed 95%, using analytical tools to ensure efficient allocation of resources. Some of the most important initiatives are:

o	Expansion of the fiber optic network (backbone, backhaul and FTTH);

o   Network sharing agreements;

o   Frequency refarming;

o   Carrier aggregation;

o   Site densification.

Among the main actions and projects underway, which are focused on the modernization and enhancement of our infrastructure, we highlight:

o	Commitment to expand of the 4G coverage to all Brazilian cities by 2023;
o	Installation of multiple data centers to enhance experience, being 14 DCC (Data Center Core) and 19 DCE (Data Center Edge) - 33 in total at the end of 1Q21;
o	Expansion of 4.5G coverage to 1,480 cities in 1Q21 and;
o	Expansion of 700MHz frequency 4G use for 3,468 cities by the end of the year;
o	Expansion of VoLTE, available in 4,086 cities;
o	Extension of refarming of 2.1 GHz frequency in 4G, reaching 338 cities;

o   Infrastructure virtualization project;

o	Expansion of network capacity through the Massive MIMO solution;
o	Mobile infrastructure sharing agreement with Vivo, geared towards efficiency in Capex and Opex allocation;
o	Expansion to 122 sites installed in the Sky Coverage project (sustainable and extreme low-cost solution with social benefits to provide coverage in remote areas);
o	Consolidation of NB-IoT network, present in more than 3,529 municipalities by the end the 1Q21, enabling the creation of IoT solutions in big cities as well as in distant municipalities.

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2021 First Quarter Results

Once again, TIM ensures its leadership in 4G Coverage, surpassing 4k cities connected through this technology. Therefore, the Company continues its mission to offer the best 4G coverage to all Brazilian cities. In the quarter, 4G coverage has expanded to 4,121 cities, or 96% of urban population covered. The 21% YoY growth in this technology’s network elements in the period reinforces the Company’s commitment to the evolution of mobile network infrastructure’s quality and capacity. As a result, 4G data traffic reached 91%, up by 4 p.p. compared to the previous year.

The expansion of fixed broadband coverage evolved positively throughout the quarter, surpassing 3.5 million homes passed with FTTH while FTTC ended March at 3.5 million HPs. This totals 6.4 million homes passed in 29 cities and 7 administrative regions of the Federal District (FTTH +FTTC)6.

In transport infrastructure, TIM reached more than 109k km with fiber optic for backbone and backhaul, a 7.0% YoY increase, and in the FTTCity project reached to 1,021 cities. This evolution continues to support the increase in traffic in both Mobile and Fixed services.

Finally, with 1,709 active Biosites at the end of 1Q21, the development of Biosite installation projects is also aligned with the company's corporate social responsibility values. These structures provide a solution for the densification of the mobile access network (antennas/towers) with an extremely low visual and urban impact. Biosites also contribute to the harmonization with the environment and urban infrastructure – having a multifunctional capability of aggregating telecommunications transmission, lighting and security cameras –, besides being cheaper and faster to install.

6 Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Guarulhos (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Belo Horizonte (MG), Betim (MG), Contagem (MG), Brasília (DF), Taguatinga (DF), Samambaia (DF), Ceilândia (DF), Águas Claras (DF), Guará (DF) and Candangolândia (DF).

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2021 First Quarter Results

Currently, the company is authorized to use more than 110 MHz, with 36 MHz in frequencies below 1 GHz distributed as follows:

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2021 First Quarter Results

Environmental, Social & Governance

1Q21 ESG HIGHLIGHTS

TIM has established a new and more ambitious plan named ESG Plan, for the 2021-23 three-year period. Based on the ambitions laid down in the previous Industrial Plan (2020-2022), the Company introduces new goals related to a set of initiatives, which are part of its strategy, contributing to a consistent inter-relation between ESG topics, business operation and organizational accountability.

7 new goals were added to the 8 previously created and improved:

o	At least 95% of solid waste recycled by 2023;
o	90% of energy consumed from renewable sources by 2025;
o	Black people to make up 40% of the workforce by 2023;
o	Females to hold 35% of the leadership positions by 2023;
o	Bring 4G coverage to all Brazilian municipalities by 2023;
o	Reduce customer complaints at Anatel by 50% until 2023, based on 2019 figures;
o	Maintain ISO 14011 and ISO 9001 certifications by 2023.

For TIM, building the future begins with a strong basis and setting up the right strategic path. As a pioneer in Environmental, Social & Governance (ESG) topics in the Brazilian Telecommunications industry, the Company has continually acted to strengthen this culture. For instance, we can name the creation of the ESG Committee, an advisory body to the Board of Directors (BoD) and the development of an ESG Indicator System, which enables the monitoring and management of several environmental and social performance indicators.

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2021 First Quarter Results

2021-23 ESG PLAN

STRENGTHEN SUSTAINABILITY - STRENGTHEN AND CONSOLIDATE ESG PROPOSITION

Boosting initiatives that increase our ESG impact

Legend
"new" New commitment
↑ Target increase

Enablers

Environmental
We want to be green

- Increasing **efficiency** and taking advantage of **green energy** cost reduction
- Developing **cloud data centers** to deliver more to our customers with less impact on operations
- Demobilizing obsolete technologies through **innovation** and **infrastructure sharing**
- Promoting efficient and responsible **solid waste** management

Social
New capabilities are a key factor in maintaining leadership

- Promoting an **inclusive environment**, with **equal** opportunities, valuing **talents** and caring for the **health and integrity** of employees
- Developing **digital education** to support the demand for connectivity
- Keeping **Instituto TIM** as a reference in **ST&I and education projects**
- Extending access to 4G **connectivity** to all municipalities in Brazil

Governance
Efficient mechanisms to fairly balance the interests of all stakeholders

- Maintaining the recognition as a company with **the highest level of commitment** to transparency and corporate governance
- Disseminating **ESG principles to high-risk suppliers**
- Adopting best practices related to **compliance, information security, data protection and privacy**
- Promoting **customer empowerment** through **digital transformation**

Commitments / Targets

Commitments	Targets		Year
Carbon neutral (tCO2e, scopes 1 and 2)	-100%		2030
Eco-efficiency in data traffic[1] (bit/Joule)	+80%	↑	2025
Renewable energy	≥90%	new	2025
Indirect emissions[1] (tCO2e, scope 2)	-70%		2025
Solid waste recycling	≥95%	new	2025
Employee Engagement (per year)	≥80%	↑	2023
Black employees	≥40%	new	2023
Women in leadership	≥35%	new	2023
Employees trained in ESG culture	≥99%	↑	2023
Employees trained in digital skills	+5,000	↑	2023
4G presence	100%	new	2023
Customer complaints[1] (Regulatory agency)	-50%	new	2023
ISE, Novo Mercado and Pró-Ética	Maintain	new	2023
ISO 14001 and ISO 9001	Maintain	new	2023
ISO 27001 and ISO 37001	Obtain		2022

(1) Base year 2019.

TIM S.A. – Investor Relations
Strategic Plan 2021-23

ENVIRONMENTAL

o	64% of TIM’s energy matrix comes from renewable sources. In March 2021, 34 own power plants, including solar, hydroelectric and biogas plants were operational. By 2021, the company expects to reach 80% of its matrix from renewable sources.
o	TIM was the first operator to have 100% of its data centers in the cloud, a measure which will contribute to TIM’s neutral carbon goal by 2030, because it reduces Scope 1 and 2 emissions.
o	Since 2010, the Company takes stock of its emissions at the Public Emission Record of the Brazilian GHG Protocol Program.
o	The Company is part of the B3’s Carbon Efficiency Index, a portfolio of companies that take stock of greenhouse gas and are committed to fighting climate change, and is also part of the ICDPR-70, CDP Brazil’s Climate Resilience Index.
o	TIM is certified by ISO 9001 standard, since 2000, and ISO 14001, since 2010. In March 2021, the Company received ISO 14001 recertification.

34

2021 First Quarter Results

SOCIAL

o	TIM joined the Women’s Empowerment Principles (WEP), as an effective way to guide its gender equality journey, in line with the ESG Plan and the material topic “Promotion of diversity and equal opportunities”.
o	As part of the Diversity and Inclusion Program, and to celebrate the International Women’s Day, TIM organized the Women’s March Campaign, which consisted of internal and external initiatives focused on the appreciation and respect for women and to raise awareness against “sexist” expressions that are no longer acceptable.
o	TIM was the winner of the 2021 Anatel Telecommunication Accessibility Award, dedicated to companies that make physical and virtual environments accessible to people with disabilities or who encourage, disclose and ensure their rights.
o	The company gave priority to employee health and safety by keeping the remote work regime to the entire workforce in 2021, including 100% of call center workers, due to the COVID-19 pandemic.
o	Creation of the English Time program, an online and free-of-charge English course offered to the entire TIM staff, who can also share the benefit with a person that does not work for the Company, free of charge.

GOVERNANCE

o	TIM was the first operator to receive ISO 37001 certification, attesting the security and efficiency of its anti-bribery system. TIM achieved one of its ESG Plan’s goals one year in advance;
o	Since 2011, the Company is listed in Novo Mercado segment, B3’s highest governance level;
o	It has been the first and so far, the only telecommunications company to receive the Pró-Ética Seal of the Brazilian Office of the Comptroller General (“CGU”);
o	In March 2021, during TIM Day, the Company presented its 2021-23 ESG Plan, as an improvement to the Industrial Plan (2020-2022), with seven new goals and others that have been upgraded,
o	The ESG Committee held 3 meetings and resolved, among other matters, on the election of the Committee’s chairman and approved the 2021 work plan.

To have access to the Environmental, Social & Governance quarterly Report, go to: www.tim.com.br/ri/ ESG-Report.

35

2021 First Quarter Results

Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the first quarter of 2021 (1Q21), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates,” "believes,” "estimates,” "expects,” "forecasts,” "plans,” "predicts,” "projects,” "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

36

2021 First Quarter Results

Attachment

Attachment 1: Operating Indicators

37

2021 First Quarter Results

Attachment 1

TIM S.A.

Operating Ratios

DESCRIPTION	1Q21	1Q20	% YoY	4Q20	% QoQ
Mobile Customer Base ('000)	51,728	52,826	-2.1%	51,433	0.6%
Prepaid	29,509	31,153	-5.3%	29,603	-0.3%
Postpaid	22,219	21,673	2.5%	21,829	1.8%
Postpaid (ex-M2M)	18,279	17,880	2.2%	18,036	1.3%
4G Users Base ('000)	43,971	39,040	12.6%	42,043	4.6%
Market Share	21.5%	23.3%	-1.8p.p.	22.0%	-0.4p.p.
Prepaid	25.4%	27.3%	-1.9p.p.	25.8%	-0.4p.p.
Postpaid	17.9%	19.3%	-1.4p.p.	18.3%	-0.4p.p.
Postpaid (ex-M2M)	19.4%	20.7%	-1.4p.p.	19.8%	-0.5p.p.
Gross Additions ('000)	6,664	5,357	24.4%	6,425	3.7%
Net Additions ('000)	296	(1,621)	-118.2%	274	8.0%
Monthly Churn (%)	4.1%	4.3%	-0.2p.p.	4.0%	0.1p.p.
Mobile ARPU (R$)	25.5	23.9	6.6%	27.0	-5.8%
Prepaid	12.6	12.1	3.9%	13.9	-9.5%
Postpaid	37.7	37.2	1.4%	39.7	-5.1%
Postpaid (ex-M2M)	45.3	44.5	1.9%	48.5	-6.5%
SAC/Gross (R$)	52	60	-12.6%	47	11.2%
Fixed Telephony Customer Base ('000)	887	1,101	-19.4%	935	-5.1%
TIM Live Customer Base ('000)	662	584	13.3%	645	2.5%
TIM Live ARPU (R$)	89.6	84.5	6.1%	90.7	-1.1%
Handsets Sold ('000)	154	174	-11.1%	281	-45.1%
Headcount	9,189	9,588	-4.2%	9,421	-2.5%

38

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

1.	Operations

1.a The Corporate structure

TIM S.A. (“TIM” “Company” and/or “Enterprise”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and held 66.58% of the share capital of TIM S.A on March 31, 2021 and December 31, 2020.

The Company provides Landline Switched Telephone Service (”STFC“) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (”SMP“) and Multimedia Communication Service (”SCM"), in all Brazilian states and in the Federal District.

The Company's shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM S.A. has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Securities and Exchange Commission (“CVM”) and the Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

In December 2020, TIM’s Board of Directors, after analyzing the studies prepared and the non-binding proposals received, approved, in a meeting held on December 10, 2020, the incorporation of a company, as preparation for future segregation of assets and provision of infrastructure services for residential fiber optic of TIM S.A., called FiberCo Soluções de Infraestrutura Ltda.

Corporate Reorganization

On July 29, 2020, the Board of Directors of the Company approved the submission to the Extraordinary General Meeting of the proposed merger of TIM Participações by TIM S.A.

The Extraordinary General Meeting was held on August 31, 2020, and approved, by a majority of votes, the incorporation of TIM Participações by TIM S. A, in accordance with the protocol and justification of Incorporation concluded between the administrations of the Companies on July 29, 2020.

As a result the Company’s Management proceeded with the merger on August 31, 2020, based on the net book assets of TIM Participações, in the amount of R$ 355,323.

The changes in TIM Participações’s equity between the date of the report (March 31, 2020) and the merger (August 31, 2020) were transferred, absorbed and incorporated into the operating income of TIM Participações S.A. (incorporated), as set forth in the protocol of incorporation. As a result of the merger, all operations of TIM Participações were transferred to TIM S.A., which succeeded it in all its assets, rights and obligations, universally and

39

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

for all purposes of law. This transaction had no economic or tax impact and the incorporated goodwill will not be used for the purposes of any tax offsets.

40

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

This corporate reorganization aimed to provide greater efficiency and simplification of the organizational structure of the TIM Group, making the structure of internal controls more efficient. In addition, the corporate reorganization provides a better tax efficiency in future distributions of Interest on Shareholders’ Equity, and also, greater integration of administrative and financial unities allowing a cut-off in operational costs and expenses, as well as improvement of synergies, which shall result in a more efficient operation. As a result from this transaction, there was no impact on the controlling and non-controlling shareholders.

After the merger, TIM S.A. started to be traded with the codes TIMS3 on B3 and TIMB on the NYSE.

For the purposes of presenting the comparative balance, TIM S.A.’s asset and financial information remains unchanged, meeting the concept of legal entity for the presentation of the individual and consolidated quarterly information.

Net assets on merger date on September 01, 2020 are summarized as follows:

	Notes	09/01/2020		Notes	09/01/2020
Assets			Liabilities

Current assets			Current liabilities
Cash and cash equivalents	4	21,959	Taxes, fees and contributions to be collected	21 | 22	368
Recoverable taxes, fees and contributions	8 | 9	28,515	Other liabilities		10,708
Other assets		166	Total current liabilities		11,076
Total current assets		50,640
			Non-current liabilities
Non-current assets			Provision for legal and administrative proceedings	24	36,850
Judicial deposits	12	72,346	Other liabilities		29,752
Other assets		1,254	Total non-current liabilities		66,602

			Shareholders' equity
Goodwill (1)		308,761	Share Capital	25	1,719
Total non-current assets		382,361	Booking	25	353,604
			Total equity		355,323

Total assets		433,001	Total liabilities and shareholders' equity		433,001

(1) The Incorporated goodwill has the following breakdown:

Goodwill on future profitability (Note 15)	367,571
Surplus of liabilities (provision for lawsuits) in business combination (Note 24)	(89,106)
Deferred income tax on surplus	30,296
308,761

41

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

2.       Preparation basis and presentation of individual and consolidated quarterly information

The individual and consolidated quarterly information was prepared in accordance with accounting practices adopted in Brazil which include the resolutions issued by the CVM and the pronouncements, guidelines and interpretations issued by Comitê de Pronunciamentos Contábeis [Accounting pronouncements committee] (CPC) and the International Financial Reporting Standards (International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board (IASB) and show all relevant information specific to the quarterly information, and only this information, which is consistent with that used by management in its management. Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its quarterly information. In this way, the relevant information specific to the quarterly information is being evidenced and correspond to those used by the management in its duties.

The main accounting policies applied in the preparation of this quarterly information are defined below and / or presented in their respective notes. Those policies were consistently applied in the years presented.

a. General criteria for preparation and disclosure

The individual and consolidated quarterly information was prepared considering the historical cost as value basis and financial assets and liabilities (including derivative financial instruments) measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and contingent liabilities that are fully classified as long-term.

The presentation of Statement of Value Added (Demonstração do Valor Adicionado – “DVA”) is required by the Brazilian Corporate Legislation and accounting practices adopted in Brazil applicable to listed companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. IFRS does not require the presentation of this statement. As a consequence, according to the IFRS, this statement is presented as supplementary information, without affecting the quarterly information.

Interests paid are classified as financing cash flow in the statement of cash flows as it represents costs of obtaining financial resources.

b. Functional currency and presentation currency

The currency of presentation of the quarterly information is the Real (R$), which is also the Company´s functional currency.

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

Foreign currency transactions are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are converted into reais at the exchange rate on the balance sheet date, informed by Banco Central do Brasil [Central Bank of Brazil]. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The strategy is focused on optimizing results, and from the corporate reorganization mentioned in Note 1, all the operating activities of the group are concentrated exclusively in TIM S.A. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

d.	Consolidation procedures

Subsidiaries are all the entities in which the Group retains control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e..: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at fair value on the date of acquisition, regardless of the proportion of any minority interest. The portion exceeding the acquisition cost of the Group's interest in the acquired identifiable net assets, is recorded as goodwill. Should the acquisition cost be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a revenue, once concepts and calculations applied are reviewed.

Intercompany transactions, as well as the balances and unrealized gains and losses in those transactions, are eliminated. The base date of the financial information used for consolidation purposes is the same for all the companies in the Group.

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

The comparative consolidated balances for March 2020 have not been presented, since the subsidiary FiberCo was only incorporated in December 2020. Thus, there are no consolidated balances in March 2020.

e.	Approval of quarterly information

This quarterly information was approved by the Company's Board of Directors on May 5, 2021.

f.	New standards, amendments and interpretations of standards

The following new standards/amendments were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the year ended March 31, 2021.

•	Changes to CPC 15 (R1): Definition of business

The amendments to CPC 15 (R1) clarify that, to be considered a business, an integrated set of activities and assets must include, at least, an inflow of funds and a substantive process that together contribute significantly to the capacity to generate the outflow of funds. Moreover, it clarified that a business can exist without including all the inflows of funds and processes necessary to create outflows of funds. These amendments had no impact on the Company’s individual and consolidated quarterly information but may impact future periods if the Group enters into any business combination.

•	Changes in CPC 38, CPC 40 (R1) and CPC 48: Benchmark Interest Rate Reform

The amendments to Pronouncements CPC 38, CPC 48 and CPC 40 provide exemptions that apply to all hedge relationships directly affected by the benchmark interest rate reform. A hedge relationship is directly affected if the reform raises uncertainties about the period or the value of cash flows based on the benchmark interest rate of the hedged item or hedging instrument. These changes have no impact on the Company’s individual and consolidated quarterly information, as it does not have interest rate hedging relationships.

•        Changes in CPC 26 (R1) and CPC 23: Definition of material

The amendments provide a new definition of material, stating that: “information is material if its omission, distortion or obfuscation can reasonably influence decisions that the main users of the general-purpose quarterly information make based on this quarterly information, which provide financial information on entity’s specific report”. The amendments clarify that the materiality will depend on the nature or magnitude of the information, individually or combined with other information, in the context of the financial statements. A distorted information is material if it could reasonably be expected to influence decisions made by primary users. These amendments had no impact on the individual and consolidated quarterly information, nor is it expected that there will be any future impact for the Company.

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

•	Review in CPC 00 (R2): Conceptual Framework for Financial Reporting

The revised pronouncement provides some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These changes did not affect the individual and consolidated quarterly information of the Company.

•        Changes in CPC 06 (R2): Covid-19 related benefits granted to leaseholders in lease agreements.

The amendments provide for the granting of benefits to lessees upon adoption of the guidelines of CPC 06 (R2) on the modification of the lease agreement, when accounting for the related benefits as a direct consequence of the Covid-19 pandemic.

As a practical expedient, a lessee may choose not to assess whether a benefit related to Covid-19 granted by the lessor is a modification of the lease agreement. The lessee who makes this option must account for any change in the lease payment resulting from the benefit granted in the lease agreement related to Covid-19 in the same way that it would account for the change by adopting CPC 06 (R2) if the change was not a modification of the lease agreement.

The following new standards were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), but they are not effective for the year ended March 31, 2021.

•	CPC 11- Insurance Contracts

In May 2017, the IASB issued IFRS 17 - Insurance Contracts (a standard not yet issued by CPC in Brazil, but which will be codified as CPC 50 - Insurance Contracts and will replace CPC 11 - Insurance Contracts), a new comprehensive accounting standard for insurance contracts that includes recognition and measurement, presentation and disclosure. As soon as it comes into force, IFRS 17 (CPC 50) will replace IFRS 4 - Insurance Contracts (CPC 11), issued in 2005. IFRS 17 applies to all types of insurance contracts (such as life, non-life, direct insurance and reinsurance), regardless of the type of entity that issues them, as well as certain guarantees and financial instruments with discretionary participation characteristics. Some scope exceptions apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements of IFRS 4, which are largely based on local accounting policies in force in previous periods, IFRS 17 provides for a comprehensive model for insurance contracts, covering all relevant accounting aspects. The focus of IFRS 17 is the general model, covering the following:

• A specific adaptation for contracts with direct participation characteristics (variable rate approach).

• A simplified approach (premium allocation approach), mainly for short-term contracts. IFRS 17 is effective for periods beginning on or after January 1, 2023, requiring the presentation of comparative amounts. Early adoption is allowed if the entity also adopts IFRS 9 and IFRS 15 on the same date or before the first-time adoption of IFRS 17.

45

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

This standard does not apply to the Company.

•	Amendments to IAS 1: Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, related to CPC 26, aiming to specify the requirements for classifying the liabilities as current or non-current. The amendments clarify the following:

• What a right to postpone settlement means;

• That the right to postpone settlement must exist on the base date of the report;

• That this classification is not affected by the likelihood that an entity will exercise its right to postpone settlement;

• That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification. Amendments are valid for periods started on January 1, 2023 and must be applied on a retrospective basis.

The Company currently assesses the impact that the changes will have on current practice and whether existing loan agreements may require renegotiation.

COVID-19 impacts

Since March 2020 a pandemic was declared by the World Health Organization due to the outbreak of the new Coronavirus (COVID-19). The main impacts and first cases were recorded in Brazil and in the world also in the first quarter of 2020.

The outbreak of COVID-19 developed rapidly in 2020 and continues until 2021. The measures taken to contain the virus greatly affected economic activity, including some impacts on the operating results and cash flows of the Companies in Brazil. Throughout 2020, lockdowns were decreed in several states in Brazil, lasting from March to June 2020.

In 2021, the crisis worsened with an increase in the number of cases. Consequently, there was a need for new restrictive measures, including the closing of the trade, impacting the operation of stores. Said restrictions were implemented mainly in March in different cities in Brazil.

In 2020, the Company has a robust infrastructure and is part of an extremely important segment in this period of crisis, essential for the population, government and health system.  After an internal analysis, there was no indication of impairment of assets or risks associated with the fulfilment of obligations, since the Company is not highly leveraged and still has credit lines available to be used in the event of a significant reduction in cash volume.

In 2021, we have not suffered any material impact on our operations so far. The Company continues to present positive results, and the main impact of the restriction measures was verified in the product sales line due to the closing of stores.

46

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

We continue assessing government responses, such as the progress of vaccination and economic performance, and we believe that a prolonged slowdown in local, regional or global economic conditions may affect the Company’s business in the future.

3.       Estimates and areas where judgment is significant in the application of the company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present in the base date of the quarterly information.

By definition, the resulting accounting estimates will rarely be the same as the actual results. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the carrying amounts of assets and liabilities for the fiscal period, are covered below.

(a)       Impairment loss on non-financial assets

Impairment losses occur when book value of an asset or cash generating unit exceeds its recoverable value, which is the highest of fair value less selling costs and value in use. Calculation of fair value less selling costs is based on information available on similar assets’ selling transactions or market prices less additional costs to dispose of the asset. The calculation of value in use is based on the discounted cash flow model.

Any reorganization activities with which the Company is not committed to on the reporting date of the quarterly information or significant future investments that could improve the asset base of the cash generating unit under test are excluded for impairment testing purposes.

The main non-financial assets for which this assessment was made are goodwill recorded by the Company (Note 15) and its tangible assets.

(b)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and CPC 32 / IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (Note 10).

(c)       Provision for legal and administrative proceedings

The legal and administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court

47

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 24).

(d)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (Note 36).

(e)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (Note 27).

(f)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee, and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Lease, on 01/01/2019, certain judgments were exercised by Company´s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. Thus, this assessment of lease, considering non-cancellable period and the period covered by options to extend the contract term. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

4.	Cash and cash equivalents

These are financial assets measured at amortized cost through the effective interest rate method.

The Company’s Management determines the classification of its financial assets upon initial recognition.

	Parent company		Consolidated
	March 2021	December 2020	March 2021	December 2020

Cash and banks	76,911	100,008	76,912	100,009
Free availability financial investments:
CDB’s / Repurchases	2,639,628	2,475,282	2,639,628	2,475,282

	2,716,539	2,575,290	2,716,540	2,575,291

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such marketable securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfillment of short-term obligations by the company.

The annual average remuneration of the Company's investments related to CBD's and Repurchase and Resale Agreements is 101.37% (101.24% on December 31, 2020) of the variation of the Interbank Deposit Certificate – CDI.

5.	Marketable securities

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

	March 2021	December 2020

FUNCINE (1)	7,034	7,061
Fundo Soberano (2)	3,372	5,220
FIC: (3)
Government bonds (3)	998,872	1,345,797
CDB (4)	14,896	17,370
Financial bills (5)	256,573	292,500
Other (6)	328,264	409,551
	1,609,011	2,077,499

Current portion	(1,601,977)	(2,070,438)
Non-current portion	7,034	7,061

(1) On December 2017, the Company, with the aim of using tax deductibility benefit for income tax and social contribution purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2021 is -0.13% (-3.34% on December 31, 2020).

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

(2) “Fundo Soberano” is composed only of federal government bonds. The average remuneration in 2021 is 86.54% (87.71% on December 31, 2020) of the variation of the Interbank Deposit Certificate – CDI.

(3) In August 2017, the Company invested in open FIC's (Quota Investment Fund). Funds are mostly made up of government bonds and papers from top-tier financial institutions. The average remuneration in 2021 of the FIC's was 119.84% (112.72% on December 31, 2020) of the variation of the Interbank Deposit Certificate – CDI. Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(4) The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(5) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising

(6) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

6.	Trade accounts receivable

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Accounts receivable from clients are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method less the provision for expected credit losses ("impairment").

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on March 31, 2021 and December 31, 2020.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.22% (0.22% on December 31, 2020).

50

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

	March 2021	December 2020
Trade accounts receivable	2,929,001	3,180,661

Gross accounts receivables	3,613,037	3,831,921

Billed services	1,911,131	2,039,403
Unbilled services	813,342	817,669
Network usage (interconnection)	416,512	399,083
Sales of goods	451,652	552,962
Contractual assets (Note 23)	12,510	14,914
Other accounts receivable	7,890	7,890

Provision for expected credit losses	(684,036)	(651,260)

Current portion	(2,818,446)	(3,051,834)
Non-current portion	110,555	128,827

The movement of the provision for loss on expected settlement credits, accounted for as an asset reduction account, was as follows:

	March 2021	December 2020
	(3 months)	(12 months)

Opening balance	651,260	774,077
Supplement to expected losses	123,493	552,817
Write-off	(90,717)	(675,634)

Closing Balance	684,036	651,260

The aging of accounts receivable is as follows:

	March 2021	December 2020

Total	3,613,037	3,831,921

Undue	2,549,427	2,785,469
Overdue (days):
Up to 30	269,724	248,955
Up to 60	105,132	84,218
Up to 90	84,802	71,635
>90	603,952	641,644

7.	Inventory

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to the net realizable value (selling price) when this value is less than the average acquisition cost.

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

	March 2021	December 2020

Total Inventory	301,008	246,602

Inventory	312,549	257,477
Mobile handsets and tablets	233,827	186,961
Accessories and prepaid cards	55,741	55,558
TIM chips	22,981	14,958

Losses on adjustment to realizable amount	(11,541)	(10,875)
8.	Indirect taxes, charges and contributions to be recoverable

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

	March 2021	December 2020

Indirect taxes, charges and contributions to be recoverable	1,238,836	1,230,801

ICMS	1,196,032	1,188,018
Other	42,804	42,783

Current portion	(449,416)	(374,015)
Non-current portion	789,420	856,786

The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

9.	Direct taxes, charges and contributions recoverable

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

	March 2021	December 2020

Direct taxes, charges and contributions recoverable	2,297,459	2,698,239

Income tax (IR) and social contribution (CS) (i)	262,264	381,905
PIS / COFINS (ii)	1,968,592	2,253,545
Other	66,603	62,789

Current portion	(1,240,215)	(1,421,112)
Non-current portion	1,057,244	1,277,127

52

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

(i) The amounts of income tax and social contribution are as substantially related to: (a) advances made over the period during which the use will take place at the closing of the current year and any balances in the next year; and (b) other income tax and social contribution credits from previous years whose current estimated period of use will be more than 12 months later.

(ii) The Recoverable PIS/COFINS amounts mainly refer to credits from a legal proceeding filed by TIM Celular S.A. (ultimately merged into TIM S.A.), as well as TIM S.A. itself, with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS calculation bases. According to the Company’s internal assessment, we expect to use these credits by the end of the year 2022.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions.  TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had filed proceedings of the same nature, has been challenging this issue in court since 2006, with effects retroactive to five years, as permitted by the legislation. The total amount recorded in 2019 related to these credits was R$ 3,023 million, of which R$ 1,795 relates to principal and R$ 1,228 million was monetary restatement.

The amount recorded are updated monthly at the interest rate equivalent to the reference rate of the Special Settlement and Custody System (Selic), available on the website of the Brazilian Federal Revenue.

In 2020, TIM had utilized credits arising from the process of exclusion of ICMS from the calculation bases of PIS and COFINS, for payments of federal taxes, in the total amount of R$ 1.516 million. In the first quarter of 2021, total offsetting of R$ 275 million was made for said PIS and COFINS credits.

In March 2021, after partial use of TIM S.A credits, in the amount of R$ 1,853 million, it is still recorded in the amounts of R$ 1,270 million, of which R$ 825 million as principal and R$ 445 million as inflation adjustments.

10.	Deferred income tax and social contribution

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

Deferred income tax and social contribution are recognized on: (1) accumulated income tax carried forward losses and negative basis of social contribution, and (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

53

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company, examined by the Tax Council and Statutory Audit Committee and approved by other Management bodies, indicate the likelihood of the future realization of those tax credits.

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

On March 31, 2021 and December 31, 2020, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

The amounts recorded are as follows:

	March 2021	December 2020

Losses carried forward – income tax and social contribution	448,771	475,128
Temporary differences:
Provision for legal and administrative proceedings	310,938	303,948
Losses on doubtful accounts receivable	236,175	224,459
Adjustments to present value – 3G license	4,754	5,240
Lease of LT Amazonas infrastructure	30,573	29,971
Profit sharing	47,917	36,915
Taxes with suspended enforceability (1)	298,152	258,246
Amortized Goodwill - TIM Fiber	(370,494)	(370,494)
Derivative financial instruments (3)	(217,187)	(154,718)
Capitalized interest on 4G authorization	(255,314)	(262,608)
Deemed costs – TIM S.A	(51,012)	(53,792)
IFRS16 Lease	313,958	303,833
Accelerated depreciation (2)	(331,608)	(266,464)
Other	19,957	20,982
	485,580	550,646
Deferred active tax portion	485,580	550,646

54

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

1) Mainly represented by the Fistel fee for the financial years 2020 and 2021, the commencement of its payment of which was postponed, based on Provisional Act 952 of April 15, 2020.

(2) as of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to fixed assets from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 331.6 million until March 31, 2021 (R$ 266.5 million up to December 31, 2020) and applied as of January 1, 2020.

(3) In 2020, R$ 53 million of deferred tax liabilities were recorded on the gain arising from the mark-to-market of the share subscription option related to Banco C6 partnership (note 36).

Expectation of recovery of tax credits

The estimates of recoverability of tax credits were calculated taking into consideration financial and business assumptions available on March 31, 2021.

Based on these projections, the company has the following expectation of recovery of credits:

Deferred income tax and social contribution	Tax losses and negative basis	Temporary differences
2021	157,080	475,448
2022	241,402	(42,880)
2023	50,289	(77,202)
2024 onwards	-	(318,557)
Total	448,771	36,809	485,580

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

The Company used credits from the negative basis of social contribution in the amount of R$ 26,357 during the quarter ended March 31, 2021 (R$ 325,583 on December 31, 2020, including tax losses).

11.	Prepaid expenses

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

55

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

	March 2021	December 2020

	323,991	223,394
Fistel (1)	54,690	-
Advertisements not released	12,992	1,679
Rentals and insurance	74,493	69,208
Incremental costs for obtaining customer contracts (2)	130,190	125,114
Other	51,626	27,393

Current portion	(242,571)	(149,796)
Non-current portion	81,420	73,598

(1) The Fistel rate is appropriated monthly to the income (loss).

(2) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

12.	Judicial deposits

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

They are recorded at historical cost and updated according to current legislation:

	March 2021	December 2020

	780,965	794,755

Civil	295,491	315,312
Labor	143,350	149,390
Tributary	181,994	181,670
Regulatory	111	111
Online attachment (*)	160,019	148,272

(*) Refer to legal blockages directly in the company's current accounts and financial investments linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

updated in court under discussion is R$ 70,777 (R$ 70,560 on December 31, 2020).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

The reduction is substantially due to the closure of several court cases offset by the corresponding court filings.

Tax

The company has legal deposits, relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The current value of the deposits related to this discussion is R$ 35,082 (R$ 34,544 as of December 31, 2020).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The current value of the deposits related to this discussion is R$ 8,885 (R$ 8,862 as of December 31, 2020).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF - Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The current value of the deposits related to this discussion is R$ 19,096 (R$ 18,883 as of December 31, 2020).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The current value of the deposits related to this discussion is R$ 11,052 (R$ 11,317 as of December 31, 2020).

(e)	Incidence of ISS on import services and third parties; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The current value of the deposits related to this discussion is R$ 7,866 (R$ 7,843 as of December 31, 2020).

57

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The current value of the deposits related to this discussion is R$ 3,338 (R$ 3,329 as of December 31, 2020).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The current value of the deposits related to this discussion is R$ 3,521 (R$ 3,514 as of December 31, 2020).

(h)	Deposit made by TIM S. A – unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The restated amount of deposits regarding this discussion is R$ 60,455 (R$ 58,664 as of December 31, 2020).

(i)	ICMS - Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The current value of the deposits related to this discussion is R$ 3,229 (R$ 14,505 as of December 31, 2020).

(j)	CSLL - charges related to cases of Jornal do Brasil that were directed to the company, as well as charges related to successful Negative BC Compensation/Tax Loss. The current value of the deposits related to this discussion is R$ 11,052 (R$ 9,739 as of December 31, 2020).

13.	Investment

The ownership interest in subsidiary is valued using the equity accounting method.

TIM’s Board of Directors, after analyzing the studies prepared and the non-binding proposals received, approved, in a meeting held on December 10, 2020, the incorporation of FiberCo Soluções de Infraestrutura Ltda. (“FiberCo”), a limited liability company, in preparation for a possible (or eventual) segregation of assets and provision of residential fiber optic infrastructure services. The Company was organized on December 16, 2020.

This process is one of the intermediate steps in the transformation of TIM in a provider of broadband services, and aims to create an open fiber optic infrastructure vehicle (“FiberCo”) with the acquisition of a strategic partner that will become a partner of FiberCo. FiberCo will operate in the wholesale market and can provide last-mile fiber connectivity and transportation services to market operators, with TIM as the client.

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

(a)Interest	in subsidiary:

	March 2021	December 2020
	FiberCo	FiberCo

Number of shares held	-	-

Interest in total capital	100%	100%

Shareholders' equity	(76)	1

Net income for the period	(77)	-

Equity in net income of subsidiaries	(77)	-

Investment amount	(76)	1

Pursuant to IAS 28/CPC 18, the loss exceeding the amount invested was reclassified to “Other liabilities” caption in non-current liabilities in the amount of R$ 76.

14.	Property, plant and equipment

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values. On March 31, 2021 and December 31, 2020, the Company has no indication of impairment in its property, plant and equipment.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

59

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

•        Changes in property, plant and equipment

	Balance in December 2020	Additions	Write-offs	Transfers	Balance in March 2021

Total cost of property, plant and equipment, gross	47,429,167	1,411,908	(1,889,802)	-	46,951,273
Commutation/transmission equipment	25,875,916	10,191	(1,638,327)	1,037,521	25,285,301
Fiber optic cables	878,100	-	-	3,655	881,755
Leased handsets	2,643,336	260	(1,110)	41,176	2,683,662
Infrastructure	6,436,572	-	(98,762)	90,436	6,428,246
Informatics assets	1,770,386	-	(32,855)	10,064	1,747,595
General use assets	902,287	-	(31,561)	10,781	881,507
Right of use in leases	8,367,895	254,564	(87,019)	-	8,535,440
Land	40,794	-	-	-	40,794
Works in progress	513,881	1,146,893	(168)	(1,193,633)	466,973
	-				-
Total Accumulated Depreciation	(29,328,469)	(979,966)	1,799,870	-	(28,508,565)
Commutation/transmission equipment	(18,130,526)	(502,448)	1,636,883	-	(16,996,091)
Fiber optic cables	(482,613)	(17,989)	-	-	(500,602)
Leased handsets	(2,398,217)	(36,201)	102	-	(2,434,316)
Infrastructure	(4,018,854)	(103,874)	98,664	-	(4,024,064)
Informatics assets	(1,617,970)	(15,458)	32,901	-	(1,600,527)
General use assets	(637,903)	(12,155)	31,320	-	(618,738)
Right of use in leases	(2,042,386)	(291,841)	-	-	(2,334,227)
Total property, plant and equipment, net	18,100,698	431,942	(89,932)	-	18,442,708
Commutation/transmission equipment	7,745,390	(492,257)	(1,444)	1,037,521	8,289,210
Fiber optic cables	395,487	(17,989)	-	3,655	381,153
Leased handsets	245,119	(35,941)	(1,008)	41,176	249,346
Infrastructure	2,417,718	(103,874)	(98)	90,436	2,404,182
Informatics assets	152,416	(15,458)	46	10,064	147,068
General use assets	264,384	(12,155)	(241)	10,781	262,769
Right of use in leases	6,325,509	(37,277)	(87,019)	-	6,201,213
Land	40,794	-	-	-	40,794
Works in progress	513,881	1,146,893	(168)	(1,193,633)	466,973

The write-offs of tangible assets for the period, with the exception of the right-of-use, include inventory adjustments for assets that were fully depreciated with a net impact of R$ 2.9 million.

Consolidated

60

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

	Balance in December 2019	Additions	Write-offs	Transfers	Balance in March 2020

Total cost of property, plant and equipment, gross	43,353,099	1,197,357	(61,075)	-	44,489,381
Commutation/transmission equipment	22,812,029	-	(56,397)	723,995	23,479,627
Fiber optic cables	813,589	-	-	20,497	834,086
Leased handsets	2,489,995	266	(2,202)	32,320	2,520,379
Infrastructure	6,096,847	-	(1,084)	35,118	6,130,881
Informatics assets	1,721,251	1	(991)	22,558	1,742,819
General use assets	859,505	1	(104)	13,871	873,273
Right-of-use in leases	6,933,416	638,094	-	-	7,571,510
Land	40,794	-	-	-	40,794
Work in progress	1,585,673	558,995	(297)	(848,359)	1,296,012

Total Accumulated Depreciation	(25,740,935)	(930,344)	56,084	-	(26,615,195)
Commutation/transmission equipment	(16,383,561)	(461,700)	53,404	-	(16,791,857)
Fiber optic cables	(410,567)	(17,601)	-	-	(428,168)
Leased handsets	(2,256,863)	(35,300)	580	-	(2,291,583)
Infrastructure	(3,593,833)	(107,680)	1,005	-	(3,700,508)
Informatics assets	(1,565,309)	(15,692)	991	-	(1,580,010)
General use assets	(590,658)	(11,730)	104	-	(602,284)
Right-of-use in leases	(940,144)	(280,641)	-	-	(1,220,785)

Total property, plant and equipment, net	17,612,164	267,013	(4,991)	-	17,874,186
Commutation/transmission equipment	6,428,468	(461,700)	(2,993)	723,995	6,687,770
Fiber optic cables	403,022	(17,601)	-	20,497	405,918
Leased handsets	233,132	(35,034)	(1,622)	32,320	228,796
Infrastructure	2,503,014	(107,680)	(79)	35,118	2,430,373
Informatics assets	155,942	(15,691)	-	22,558	162,809
General use assets	268,847	(11,729)	-	13,871	270,989
Right-of-use in leases	5,993,272	357,453	-	-	6,350,725
Land	40,794	-	-	-	40,794
Work in progress	1,585,673	558,995	(297)	(848,359)	1,296,012

Work in progress represent the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 / CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

Right of use in lease	Network infrastructure	Shops & kiosks & real estate	Land (Network)	Fiber	Total
Balances at December 31, 2020	3,019,900	400,262	1,500,909	1,404,438	6,325,509
Additions for the year	69,715	65,842	17,794	101,213	254,564
Remeasurement	(25,729)	(30,403)	(10,243)	(20,644)	(87,019)
Depreciation	(121,750)	(25,938)	(50,149)	(94,004)	(291,841)
Balances at March 31, 2021	2,942,136	409,763	1,458,311	1,391,003	6,201,213

Useful life - %	12.86	22.02	10.03	25.93

•	Depreciation rates

Annual fee %
Commutation/transmission equipment	8–14.29
Fiber optic cables	4–10
Leased handsets	14.28–50
Infrastructure	4–20
Informatics assets	10–20
General use assets	10–20

In 2020, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation, the Company assessed the useful life estimates for their fixed assets, and concluded that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

15.	Intangible assets

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds raised (that is, without a specific destination) and used to obtain a qualifying asset, meaning an asset that requires a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits to the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful lives of the assets. Within this concept, we had the capitalization of charges for the acquisition of the 4G license and cleaning of the frequency of the 700 MHZ band acquired until

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

September 2019, when the asset was considered in operation by the administration and from this date, the capitalization of interest and charges on this asset was terminated. These costs are amortized over the estimated useful lives.

On March 31, 2021, and December 31, 2020, the company does not present indications of impairment in its intangible assets of defined and indefinite useful life.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

(a) Changes in intangible

	Balance in December 2020	Additions/ Amortization	Transfers	Balance in March 2021

Total gross intangible cost	31,444,050	241,861	-	31,685,911
Right to use software	19,117,515	-	258,065	19,375,580
Authorizations	9,931,248	4,160	2,726	9,938,134
Goodwill	1,527,220	-	-	1,527,220
Right to use infrastructure - LT Amazonas	177,866	-	-	177,866
Other assets	329,626	-	63	329,689
Intangible assets under development	360,575	237,701	(260,854)	337,422

Total Accumulated Amortization	(22,416,975)	(447,816)	-	(22,864,791)
Right to use software	(16,378,487)	(303,953)	-	(16,682,440)
Authorizations	(5,816,241)	(135,624)	-	(5,951,865)
Right to use infrastructure - LT Amazonas	(67,966)	(2,086)	-	(70,052)
Other assets	(154,281)	(6,153)		(160,434)

Total Intangible Net	9,027,075	(205,955)	-	8,821,120
Right to use software (c)	2,739,028	(303,953)	258,065	2,693,140
Authorizations (f)	4,115,007	(131,464)	2,726	3,986,269
Goodwill (d)	1,527,220	-	-	1,527,220
Right to use infrastructure-LT Amazonas (E)	109,900	(2,086)	-	107,814
Other assets	175,345	(6,153)	63	169,255
Intangible assets under development	360,575	237,701	(260,854)	337,422

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

	Balance in December 2019	Additions/ Amortization	Write-offs	Transfers	Balance in March 2020

Total gross intangible cost	29,861,788	344,409	(9)	-	30,206,188
Right to use software	18,184,382	-	-	228,838	18,413,220
Authorizations	9,811,794	-	-	11,702	9,823,496
Goodwill	1,159,649	-	-	-	1,159,649
Right to use infrastructure - LT Amazonas	169,327	-	-	552	169,879
Other assets	327,361	-	-	-	327,361
Intangible assets under development	209,275	344,409	(9)	(241,092)	312,583

Total Accumulated Amortization	(20,561,032)	(473,309)	-	-	(21,034,341)
Right to use software	(15,093,166)	(329,142)	-	-	(15,422,308)
Authorizations	(5,278,413)	(135,949)	-	-	(5,414,362)
Right to use infrastructure - LT Amazonas	(60,204)	(1,940)	-	-	(62,144)
Other assets	(129,249)	(6,278)	-	-	(135,527)

Total Intangible Net	9,300,756	(128,900)	(9)	-	9,171,847
Right to use software (c)	3,091,216	(329,142)	-	228,838	2,990,912
Authorizations	4,533,381	(135,949)	-	11,702	4,409,134
Goodwill (d)	1,159,649	-	-	-	1,159,649
Right to use infrastructure-LT Amazonas (E)	109,123	(1,940)	-	552	107,735
Other assets	198,112	(6,278)	-	-	191,834
Intangible assets under development (f)	209,275	344,409	(9)	(241,092)	312,583

The intangible under development represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	5–50
Right to use infrastructure	5
Other assets	7–10

(c) Right to use software

The costs associated with maintaining software are recognized as expense, as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognized as intangible assets when capitalization criteria are met.

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered in previous years

The Company has the following goodwill, based on the expected future profitability on March 31, 2021 and December 31, 2020:

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - TIM Celular S.A (merged by Intelig, current TIM S.A) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A, the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company. Its recoverability is tested annually, through the impairment testing.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations involving TIM Group companies annually for impairment, and the methods and assumptions used by Management in the impairment testing of goodwill mentioned above are summarized below:

The management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers the business at the consolidated level, therefore it covers the consolidated group. This methodology is aligned with the company's strategic direction. It is important to note that the results of

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

the group are essentially represented by TIM S.A. Thus, the results of TIM S.A. are the main cash generator of the TIM Group, since the only operating company operating in Brazil is TIM S.A., and thus the Company represents a single cash-generating unit for the purpose of impairment test of assets with indefinite useful lives, pursuant to IAS 36 / CPC 01.

On December 31, 2020, the impairment test was performed by comparing the book value with the fair value minus the disposal costs of the asset, as foreseen in IAS 36 / CPC 01.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the carrying amount of the cash generating unit.

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis.

Its securities are traded on BOVESPA with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

The measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the carrying amount. Therefore, being the fair value higher than the carrying amount, it is not necessary to calculate the value in use. The effects of TIM Participações holding (incorporated by TIM S.A) on the value of the carrying amount are irrelevant and also its effects on the result of the Consolidated Group. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less of cost of sales methodology is adequate to conclude that there is no provision for impairment since the fair value less the cost of sales is higher than the total book value of the cash generating unit.

On March 31, 2021, the Company carried out the analysis of all tangible and intangible assets and did not identify any impairment indicators and, therefore, there was no need to review the impairment test in the period.

(e) Right to use infrastructure - Lt Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 as financial commercial leases.

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs (note 16).

(f) Authorizations

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”).

The aforementioned license falls under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 to 2019.

16.	Leases

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

Leases that the Company, as a lessee, holds substantially all the risks and rewards of ownership are classified as finance leases. They are capitalized at the lease's commencement at the lower of the fair value of the leased asset and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	March 2021	December 2020

LT Amazonas	160,745	162,198
Subleases - Stores - IFRS 16	56,760	-
	217,505	162,198

Current portion	(23,361)	(5,357)
Non-current portion	194,144	156,841

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

LT Amazonas

As a result of the contract signed with LT Amazonas, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal values	Present value

Up to Mar 2022	24,351	5,492
Apr 2022– Mar 2026	99,749	32,971
Apr 2026 onwards	184,399	122,282
	308,499	160,745

Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short- and long-term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in “Leases - Stores & Kiosks”.

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal values	Present value

Up to Mar 2022	21,622	17,869
Apr 2022– Mar 2026	43,104	38,891
Apr 2026 onwards	-	-
	64,726	56,760

Liabilities

	March 2021	December 2020

LT Amazonas (i)	288,620	290,385
Sale of Towers (leaseback) (ii)	1,306,014	1,256,410
Other (iv)	120,386	115,027
Sub-total	1,715,020	1,661,822

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

Other leases (iii):
Lease-network	3,186,741	3,252,463
Lease-stores & kiosks	213,059	175,660
Lease-real estate	288,221	259,330
Lease - Land (Network)	1,575,331	1,606,567
Lease - Fiber	1,418,941	1,422,993
Subtotal lease IFRS 16 / CPC 06 (R2)	6,682,293	6,717,013
Total	8,397,313	8,378,835

Current portion	(1,107,141)	(1,054,709)
Non-current portion	7,290,172	7,324,126

The amount of interest paid in the period ended March 31, 2021 related to IFRS 16 / CPC 06 (R2) is R$ 140,760 (R$ 148,478 in the period ended on March 31, 2020).

Changes to the lease liability are shown in note 36.

i) LT Amazonas

executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal values	Present value

Up to Mar 2022	52,389	14,496
Apr 2022–Mar 2026	189,465	53,695
Apr 2026 onwards	350,381	220,429
	592,235	288,620

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 transfers of towers occurred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (note 22).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the agreement entered into. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal values	Present value

Up to Mar 2022	212,205	32,554
Apr 2022–Mar 2026	842,253	176,487
Apr 2026 onwards	1,970,929	1,096,973
	3,025,387	1,306,014

(iii) Other leases:

In addition to the lease operations mentioned above, the Company also has lease agreements that qualify within the scope of IFRS16 / CPC 06 (R2).

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Up to Mar 2022	Apr 2022–Mar 2026	April 2026 onwards	Nominal values	Present value
Total other leases	1,567,328	4,806,446	2,830,770	9,204,544	6,682,293
Lease-network	685,058	2,263,552	1,463,807	4,412,417	3,186,741
Lease-stores & kiosks	86,281	152,875	80	239,236	213,059
Lease-real estate	58,958	185,539	189,657	434,154	288,221
Lease - Land (Network)	304,159	1,035,040	1,177,226	2,516,425	1,575,331
Lease - Fiber	432,872	1,169,440	-	1,602,312	1,418,941

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

The present value, principal and interest value on March 31, 2021 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 8.54% (9.35% in 2020).

The amount of low value and short-term (with a lease term of 12 months or less) leases recognized as rental expense on March 31, 2021 is R$ 7,372 (R$ 28,523 on December 31, 2020).

(iv) it is substantially represented by commercial leasing transactions in transmission towers.

17.	Regulatory credits recoverable

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the reduction of the TFF contribution (operating supervision fee) due to Fistel.

On March 31, 2021, this credit is R$ 37,246 (R$ 43,906 on December 31, 2020).

18.	Supplier

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized by fair value and subsequently measured by amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	March 2021	December 2020

	2,661,325	3,128,732

Local currency	2,508,689	2,932,486
Suppliers of materials and services (a)	2,411,220	2,839,547
Interconnection (b)	68,444	64,066
Roaming (c)	213	212
Co-billing (d)	28,812	28,661

Foreign currency	152,636	196,246
Suppliers of materials and services (a)	123,925	148,888
Roaming (c)	28,711	47,358

Current portion	2,661,325	3,128,732

(a) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(b) Are referred to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(c) refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(d) Refers to calls made by the customer when choosing another long-distance operator.

19.	Authorizations payable

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

On March 31, 2021, the Company has the following commitments with ANATEL:

	March 2021	December 2020

Renewal of authorizations (i)	192,647	188,498
Updated ANATEL liability (ii)	150,453	146,949
	343,100	335,447
Current portion	(105,452)	(102,507)
Non-current portion	237,648	232,940

(i)To	provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable for another 15 (fifteen) years. In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue of the region covered by the authorization that ends each biennium. On March 31, 2021, the Company had balances falling due related to renovation of authorizations in the amount of R$ 192,647 (R$ 188,498 on December 31, 2020).

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million (R$ 150 million on March 31, 2021) which is still pending trial.

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

The primary authorizations held by TIM S.A. on March 31, 2021, as well as their expiration dates, are shown in the table below:

Maturity date
Terms of authorization	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 band (4G)	2500 MHz (P band**) (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR92 (PA) – February 2024*	Dec 2029
Rio de Janeiro and Espírito Santo	Oct 2027	Mar 2031*	ES - Apr 2023	Apr 2023	Oct 2027	Part of AR21 (RJ) – February 2024*	Dec 2029
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for the municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	PR - Oct 2027	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR61 (DF) – February 2024*	Dec 2029
São Paulo	-	Mar 2031*	Countryside – Apr 2023	Apr 2023	Oct 2027	-	Dec 2029
Paraná (except counties of Londrina and Tamarana)	Oct 2027	Sep 2022*	Apr 2023	Apr 2023	Oct 2027	AR41, except Curitiba and the Metropolitan Region - February 2024* AR41, Curitiba and Metropolitan Region – July 2031	Dec 2029
Santa Catarina	Oct 2027	Sep 2023*	Apr 2023	Apr 2023	Oct 2027	-	Dec 2029
Municipality and region of Pelotas, in the state of Rio Grande do Sul	-	Apr 2024*	-	Apr 2023	Oct 2027	-	Dec 2029
Pernambuco	-	May 2024*	-	Apr 2023	Oct 2027	Part of AR81 – July 2031	Dec 2029
Ceará	-	Nov 2023*	-	Apr 2023	Oct 2027	-	Dec 2029
Paraíba	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029
Rio Grande do Norte	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029
Alagoas	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029
Piauí	-	Mar 2024*	-	Apr 2023	Oct 2027	-	Dec 2029
Minas Gerais (except the municipalities of Sector 3 of the PGO for 3G radio frequencies and leftovers)	-	Apr 2028*	Apr 2023	Apr 2023	Oct 2027	Part of AR31 – February 2030*	Dec 2029
Bahia and Sergipe	-	Aug 2027*	-	Apr 2023	Oct 2027	-	Dec 2029

* Terms already renewed for 15 years, therefore without the right to a new renewal period.

** Only complementary areas in specific states.

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

20.	Loans and financing

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

They are classified as financial liabilities measured at amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

At the initial recognition they are recorded by their fair value, and after initial recognition, they are measured by the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income, under financial expenses.

Description	Currency	Charge	Maturity	March 2021	December 2020
KFW Finnvera (1)	USD	Libor 6M+ 0.75% p.a.	Jan 2024–Dec 2025	378,938	344,125
BAML (1)	EUR	0.279% p.a.	Aug 2021	598,903	570,844
Scotland (1)	USD	1.734% p.a.	Aug 2021	1,129,742	1,030,761
BNP Paribas (1)	USD	2.822% p.a.	Jan 2022	437,699	399,302
Total				2,545,282	2,345,032
Current				(2,261,203)	(1,689,385)
Non-current				284,079	655,647

Insurances

(1) Do not have a guarantee.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and had restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every six months. In February 2020 the company made the full prepayment of financing obtained from BNDES, however there are still contracts in effect with the bank regulating the lines of credit available for withdrawal that are shown in the table below: Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Company has been complying with all the established financial ratios.

The table below shows the position of financing and available lines of credit:

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

					Type
Currency	Date of opening	Term	Total value	Remaining Value		Amount used up to March 31, 2021
BNDES (i)	TJLP	May 2018	Mar 2022	1,090,000	1,090,000	-
BNDES (ii)	TJLP	May 2018	Mar 2022	20,000	20,000	-
FINAME (iii)	IPCA	Mar 2019	Mar 2022	390,000	390,000	-
BNB (iv)	IPCA	Jan 2020	June 2023	752,479	752,479	-
Total R$:				2,252,479	2,252,479	-

Objective:

(i)	Support to TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of National equipment
(ii)	Investments in social projects within the community
(iii)	Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of national manufacture.
(iv)	Support to TIM's investment plan for the years 2020 to 2022 in the region of operation of Banco do Nordeste do Brasil

Loans and financing on March 31, 2021 due in long-term is in accordance with the following schedule:

2022	94,590
2023	95,329
2024	63,987
2025	30,173
284,079

The nominal value of the loans is consistent with their respective payment schedule.

Nominal value

2021	1,826,063
2022	529,730
2023	95,329
2024	63,987
2025	30,173
2,545,282

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers. For the purposes of fair value analysis, considering the characteristics of this transaction, the company understands that its fair value is equal to that recorded on the balance sheet.

With respect to proceeds contracted with the Bank of Nova Scotia, Bank of America and BNP Paribas, the fair value of these loans is considered to be the present value of the active tip of the swap contracts that protect the company from changes in exchange rates and interest. The fair value of the operations on March 31, 2021 are, respectively, R$ 1,135,040, R$ 600,254 and R$ 449,909.

21.	Indirect taxes, charges and contributions payable

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

	March 2021	December 2020

Indirect taxes, charges and contributions payable	1,079,419	938,880

Value added tax on goods and services - ICMS	326,434	359,498
ANATEL´s taxes and charges (1)	685,628	509,087
Imposto sobre Serviço [Service tax] - ISS	59,727	66,082
Other	7,630	4,213

Current portion	(1,076,299)	(935,778)
Non-current portion	3,120	3,102

(1) the Fistel fee, in the approximate amount of R$790 million for the period of 2020 has been deferred from the start of its payment, based on provisional act 952 of April 15, 2020 for August 31, 2020. In the third quarter of 2020, the Company made a partial payment in the amount of R$ 300 million and the remaining amount remains outstanding, based on an injunction issued by the Regional Court of the 1st Region. In 2021, there was the partial payment of fees, in the amount of approximately R$ 73 million, referring to the Contribution for the Promotion of Public Radio Broadcasting (CFRP), while the remaining amount related to Fistel (TFF) remains on hold with no defined date for payment.

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

22.	Direct taxes, charges and contributions payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2021, the Company has chosen to make the quarterly payment of income tax and social contribution.

	Parent company		Consolidated
	March 2021	December 2020	March 2021	December 2020

Direct taxes, charges and contributions payable	292,580	508,743	292,581	508,743

Income tax and social contribution	214,118	313,145	214,118	313,145
PIS/COFINS [Social integration program/Social security]	45,009	154,353	45,009	154,353
Other (1)	33,453	41,245	33,454	41,245

Current portion	(80,556)	(296,299)	(80,557)	(296,299)
Non-current portion	212,024	212,444	212,024	212,444

(1) The breakdown of this account mainly refers to the company's adhesion to the Tax Recovery Program - REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – social contribution on Net Income), whose final maturity will be on October 31, 2024.

23.	Deferred revenue

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

	March 2021	December 2020

Deferred revenue	964,362	1,021,924

Prepaid services (1)	150,190	189,482
Government Grants (2)	20,647	24,732
Anticipated revenue	10,498	11,163
Deferred revenue on sale of towers (3)	775,398	788,921
Contractual liabilities (4)	7,629	7,626

Current portion	(225,164)	(266,436)
Non-current portion	739,198	755,488

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

(1) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by clients.

(2) Referring to the release of resources related to the financing line with BNDES (Investment Support Program-BNDES PSI). The sum of grants granted by BNDES up to March 31, 2021 is R$ 203 million and the outstanding amount on March 31, 2021 is R$ 20,647 (R$ 24,732 on December 31, 2020). This amount is being amortized by the lifespan of the asset being financed and appropriated in the group of “other net revenues (expenses)” (note 29).

(3) Referring to the amount of revenue to be appropriated by the sale of the towers (note 16).

(4) Contracts with customers. The balance of contractual assets and liabilities is as follows:

The table below presents information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

	March 2021	December 2020

Accounts receivable included in trade accounts	2,037,578	2,000,764
Contractual assets (Note 6)	12,510	14,914
Contractual liabilities	(7,629)	(7,626)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main changes for the period:

Contractual assets (liabilities)

Balance at January 1, 2021	7,288
Additions	417
Write-offs	(2,824)
Balance at March 31, 2021	4,881

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2021	2022	2023
Contractual assets (liabilities)	6,759	(1,693)	(185)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on customer contracts with terms of duration of less than 1 year.

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NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

24.	Provision for judicial and administrative proceedings

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

The company is an integral part in judicial and administrative proceedings in the civil, labour, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable. Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	March 2021	December 2020

Provision for judicial and administrative proceedings	907,541	886,947

Civil (a)	251,030	245,432
Labor (b)	206,300	213,026
Tax (c)	420,945	399,288
Regulatory (d)	29,266	29,201

The changes in the provision for judicial and administrative proceedings are summarized below:

	December 2020	Additions, net of reversals	Payment	Currency update	March 2021

	886,947	78,656	(87,566)	29,504	907,541

Civil (a)	245,432	41,922	(52,901)	16,577	251,030
Labor (b)	213,026	25,166	(31,714)	(178)	206,300
Tax (c)	399,288	11,568	(2,951)	13,040	420,945
Regulatory (d)	29,201	-	-	65	29,266

The company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities ' business. The main processes are summarized below:

a. Civil proceedings

a. 1 Consumer lawsuits

The company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions in the amount of R$144,044 (R$ 139,429 on December 31, 2020) refer mainly to alleged

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

improper collection, cancellation of contract, quality of services, defects and failures in the delivery of handsets and improper inclusion in debtors’ lists.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, it is discussed: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising and; (vi) discussion of the collection of loyalty fines, in cases of theft and theft of the device. The amounts involved are equivalent to R$ 49,240 (R$ 51,713 on December 31, 2020).

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved are equivalent to R$ 20,303 (R$ 18,634 on December 31, 2020).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (I) renewal of lease agreements; (ii) shareholding subscription shares; (iii) indemnity actions; (iv) alleged breach of contract and; (v) billing actions. Involved amounts are equivalent to R$ 35,416 (R$ 33,682 on December 31, 2020).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and structure licensing (installation/operation). Involved amounts are equivalent to R$ 621 (R$ 610 on December 31, 2020).

a.6 ANATEL

The Company is a party to lawsuits against ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) alleged non-compliance with service quality targets. The amounts involved are equivalent to R$ 1,406 (R$ 1,364 on December 31, 2020).

b. Labor lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as salary differences, levelling, payments of variable compensation, additional legal and working hours, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

require it to keep the Company in compliance with labor obligations does not abided by contractors hired for that purpose.

From the total of 1,342 Labor claims on March 31, 2021 (1,873 on December 31, 2020) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own. The provisioning of these claims totals R$ 206,300 updated monetarily (R$ 213,026 as of December 31, 2020).

c. Tax proceedings

	March 2021	December 2020
Federal Taxes	184,974	182,146
State Taxes	153,687	135,891
Municipal Taxes	7,458	5,633
TIM S.A. processes (Purchase price allocation)	74,826	75,618
	420,945	399,288

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the change in the SELIC rate:

Federal taxes

The provision is substantially composed of the following processes:

(i)	The provision supports sixty-four proceedings, relating to questions involving the impact on operations of CIDE, CPMF, CSLL, IRRF, spontaneous denunciation of the fine in the payment of FUST and ancillary obligations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 8,372 (R$ 8,355 on December 31, 2020), as well as the amount related to fine and interest on the payment of FUST of 2009, where the benefit of spontaneous denunciation is not being recognized, whose provisioned and updated value is R$ 14,813 (R$ 14,771 on December 31, 2020).

(ii)	The company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 38,691 (R$ 38,584 on December 31, 2020).

(iii)	Additionally, in the second quarter of 2019, the company constituted the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST (Telecommunications Services Universalization Fund). Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 59,142 (R$ 58,988 on December 31, 2020).

(iv)	In June 2020, the company made a provision for federal compensation processes arising from an examination carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 5,331 (R$ 5,313 on December 31, 2020).

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

State Taxes

The provision supports 97 proceedings, among which the following stand out:

(i) amounts involved in the assessments claiming the reversal of ICMS debts, as well as documentary support for the verification of appropriated credits by the Company, whose restated provisioned amounts are equivalent to R$ 36,620 (R$ 36,491 as of December 31, 2020);

(ii) amounts allegedly not offered for taxation for the provision of telecommunications services, whose updated amount was R$ 5,152 (R$ 5,135 as of December 31, 2020);

(iii) collections due to alleged differences in both goods receipts and shipments, in a quantitative inventory count, whose restated amounts are equivalent to R$ 15,802 (R$ 15,751 as of December 31, 2020);

(iv) recording of credits related to the return of cellular phones assigned under gratuitous loan, whose restated amounts are equivalent to R$ 11,167 (R$ 11,125 as of December 31, 2020);

(v) handset subsidies, whose values are updated to the equivalent of R$ 8,789 (R$ 8,767 as of December 31, 2020); and

(vi) amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 14,976 (R$ 14,912 on December 31, 2020).

Municipal Taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

PPA TIM S.A.

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 74,826 (R$ 75,618 as of December 31, 2020).

d. Regulatory processes

ANATEL initiated administrative proceedings against the company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

On March 31, 2021, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment,

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

classified with risk of probable loss is R$ 29,266 (R$ 29,201 on December 31, 2020).

e. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisors and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, and no adverse material effects are expected in the quarterly information, according to the values presented below:

	March 2021	December 2020

	18,331,481	18,147,562

Civil (e. 1)	1,117,371	1,101,332
Labor and Social Security (e. 2)	407,297	340,801
Tax (e. 3)	16,689,831	16,586,353
Regulatory (e. 4)	116,982	119,076

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main actions with risk of loss classified as possible are described below:

e.1. Civil

	March 2021	December 2020
Consumer actions (e. 1. 1)	202,725	220,347
ANATEL (e.1.2)	229,950	223,066
Consumer protection bodies (e.1.3)	134,868	160,279
Former trading partners (e.1.4)	213,410	193,529
Environmental and infrastructure (e.1.5)	156,974	154,187
Other (e.1.6)	179,444	149,924
	1,117,371	1,101,332

e. 1. 1 Actions filed by consumers

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits against ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) alleged non-compliance with service quality targets.

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, it is discussed: (i) alleged failures in the provision of

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

network services; (i) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

e.1.4 Former Trading Partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

1. 5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (I) renewal of lease agreements; (ii) shareholding subscription shares; (iii) indemnity actions; (iv) alleged breach of contract and; (v) billing actions.

e.2. Labor and Social Security

e.2.1. Social Security

TIM S.A received a Tax Notice for the Release of the Debt relating to the alleged irregularity in the payment of social security contributions relating to the payment of Profit Sharing, in the likely amount of R$ 23,270 (R$ 10,467 on December 31, 2020). Moreover, it received Tax Notifications of Release of Debts, referring to the alleged irregularity in the collection of Social Security contributions on installments received as indemnity allowances, unadjusted bonuses, hiring bonuses and incentives, in the total possible amount of R$ 57,192, updated (R$ 22,829 updated on December 31, 2020).

e.2.2. Labor

There are 3,462 Labor claims on March 31, 2021 (3,038 as of December 31, 2020) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 350,104 (R$ 317,971 on December 31, 2020).

The other values are related to labour processes of various requests filed by former employees of their own and third-party companies.

e.3. Tax

	March 2021	December 2020

	16,689,831	16,586,353

Federal taxes (e. 3.1)	4,279,941	4,268,212
State taxes (e. 3. 2)	8,644,979	8,562,352
Municipal taxes (e. 3. 3)	742,157	740,813
FUST, FUNTTEL and EBC (e.3.4)	3,022,754	3,014,976

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NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

The values presented are corrected, in an estimated way, based on the SELIC rate. The historical amount involved is R$ 12,202,300 (R$ 11,976,959 as of December 31, 2020).

e.3.1. Federal taxes

The total amount assessed against the TIM Group in relation to federal taxes is R$ 4,279,941 on March 31, 2021 (R$ 4,268,212 on December 31, 2020). Of this value, the following discussions stand out mainly:

a.	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 2,723,577 (R$ 2,715,670 on December 31, 2020).

b.	Compensation method for tax losses and negative bases. The amount involved is R$ 193,598 (R$ 193,181 on December 31, 2020)

c.	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$67,743 (R$ 67,572 on December 31, 2020).

d.	Collection of IRRF [withholding income tax] on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 260,090 (R$ 259,088 as of December 31, 2020).

e.	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on financial investments and negative balance of IRPJ. The amount involved is R$ 400,818 (R$ 399,691 as of December 31, 2020).

e.3.2. State Taxes

The total amount charged against the TIM Group in respect of state taxes on March 31, 2021 is R$ 8,644,979 (R$ 8,562,352 on December 31, 2020). Of this value, the following discussions stand out mainly:

a.	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The amount involved is R$ 1,108,897 (R$ 1,128,741 as of December 31, 2020).

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

b.	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 583,540 (R$ 492,935 as of December 31, 2020).

c.	Credit reversal and extemporaneous credit related to acquisitions of permanent assets. The amount involved to TIM S.A. is R$ 610,242 (R$ 608,316 as of December 31, 2020).

d.	Credits and chargebacks of ICMS, as well as the identification and documentary support of values and information released in customer accounts, such as tax rates and credits granted in anticipation of future surcharges (special credit), as well as credits related to tax substitution operations and exempt and untaxed operations. On March 31, 2021, the involved amount is R$ 3,355,577 (R$ 3,356,501 on December 31, 2020).

e.	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 134,838 (R$ 134,494 as of December 31, 2020).

f.	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 701,794 (R$ 698,673 as of December 31, 2020).

g.	Alleged lack of collection of ICMS due to the gloss of chargebacks related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with reduction of the calculation base, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation base. The amount involved is R$ 250,315 (R$ 249,271 as of December 31, 2020).

h.	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 198,199 (R$ 197,521 as of December 31, 2020).

i.	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 261,574 (R$ 260,447 as of December 31, 2020).

e.3.3. Municipal Taxes

The total assessed amount against TIM Group regarding municipal taxes with possible risk is R$ 742,157 on March 31, 2021 (R$ 740,813 on December 31, 2020). Of this value, the following discussions stand out mainly:

a.	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 150,456 (R$ 150,023 as of December 31, 2020).

b.	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 387,037 (R$ 385,536 as of December 31, 2020).

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

c.	Constitutionality of the collection of the functioning supervision fee (TFF - Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 127,491 (R$ 126,159 as of December 31, 2020).

e.3.4. FUST and FUNTTEL

The total amount charged against the TIM Group in relation to the contributions to FUST and FUNTTEL with a possible risk rating is R$ 3,022,754 (R$ 3,014,976 as of December 31, 2020). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

On March 31, 2021, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 116,982 (R$ 119,076 on December 31, 2020). The variation was mainly due to the processing of the PADOs included in the Conduct Adjustment Term “TAC” in negotiations with ANATEL, where such processes were extinguished in the administrative spheres.

During the first quarter of 2021, the Company carried out all the activities planned for the strict compliance with the Conduct Adjustment Instrument (TAC) 001/2020 entered into with Anatel, including the activities of support to the Agency’s inspection for the commitments due on December 31, 2020. Until the end of the quarter, no schedule delays were identified and, throughout the four years of execution of the TAC, the Company will continue fully implementing the internal monitoring mechanisms through the quarterly report on the evolution of the schedules by the Governance Office in Management and Board of Directors.

By obtaining the extension of the term of the authorizations to use the radio frequencies associated with the SMP, TIM S.A. becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, the revenues obtained with Value-Added Services. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

25.	Shareholders' equity

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

a. Share Capital

The share capital is recorded by the amount effectively raised from the shareholders net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on March 31, 2021, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2020).

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 ordinary shares.

On July 2, 2020, the Board of Directors of the Company approved the reverse split of all of the 42,296,789,606 of common shares without par value issued by the Company pursuant to the terms of Art. 12 of Law 6404/76, with no change in the share capital, at a ratio of 100 shares to form 1 common share, through the capital, to be represented by the 422,967,896 common shares, with no par value, while preserving all of the rights and privileges of those shares are common shares. The proposed grouping did not result in fractions of shares. The incorporation resulted in the cancellation of all the shares issued by the company, which were owned by TIM Participações.

Following the merger mentioned in note 1, is checked for the condition precedent, the shareholders of TIM Participações received 1 common share issued by the TIM S. for each 1 common share issued by TIM Participações, of ownership, and that, assuming the maintenance of the number of shares issued by TIM Participações, ex-treasury stock, resulting in the issuance of a 2,420,447,019 the common stock by the management of TIM S.A., all nominative, book-entry and with no par value.

On August 31, 2020, the increase in the share capital of the company in the amount of R$ 1,719 defined in the incorporation protocol was approved at an ordinary and Extraordinary General Meeting, which was represented by R$ 13,477,891.

On September 28, 2020, at a meeting of the Board of directors, and the directors of the Company has become aware of the payments relating to the awards of the 2018 and 2019, based on the transfer of shares held in treasury stock to the beneficiaries as provided for in the Plans and pursuant to the terms of the share buy-back Programme as approved by the Board of Directors of TIM Participações S.A. (merged into TIM S.A.) in the meeting held on the 29th of July 2020, in the amount of 357,379 shares (Note 1).

b. Capital reserves

The use of capital reserves follows the precepts of art. 200 of Law 6404/76, which provides for Joint-Stock Companies. This reserve is composed as follows:

	March 2021	December 2020

	398,925	397,183

Special reservation of goodwill	353,604	353,604
Stock options	45,321	43,579

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company Tim Participações S.A. (note 1)

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

b. 2 Stock options

The balances recorded under these items represent the company's expenses for stock options granted to employees (Note 26).

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, until the Reserve equals 20% of the share capital, excluding from 2018 the balance allocated to the reserve of tax incentives. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c. 2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c. 3 Tax Benefit Reserve

The company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. Such a reserve may only be used to absorb losses or increase the share capital. On March 31, 2021, the accumulated amount of benefits used by the Company is equivalent to R$ 1,781,560 (R$ 1,781,560 on December 31, 2020).

The said tax benefit basically corresponds to the reduction of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in conformity with the bylaws and the Brazilian Corporate Law.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Income.

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

On December 31, dividends and interest on shareholders' equity were calculated as follows:

2020

Net income for the year	1,843,690

1,843,690
(-) non-distributable tax incentives	(169,540)
(-) Constitution of the legal reserve	(83,707)
Adjusted Net Profit	1,590,443

Minimum dividends calculated on the basis of 25% of adjusted profit	397,611

Breakdown of dividends payable interest on equity:
Interest on shareholders´ equity	1,083,000
Total dividends and interest on shareholders´ equity distributed and proposed	1,083,000
Income tax withheld (IRRF) on shareholders´ equity	(162,450)
Total dividends and interest on shareholders´ equity, net	920,550

Interest on shareholders’ equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net income for the year, in changes in shareholders' equity. The total interest on shareholders' equity approved in 2020 was R$ 1,083,000. As of January 22, 2021, the Company paid the amount of R$ 583 million, referring to the last tranche of interest on shareholders' equity referring to the year 2020. During 2020, the total amount paid was R$ 1,153,054 (R$ 500 million referring to the year 2020 and R$ 653 million referring to the year 2019).

The balance on March 31, 2021 of the item “dividends and Interest on Shareholders’ Equity payable” is composed of the outstanding amounts of previous years in the amount of R$ 52,028.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders’ Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flows, Interest on Shareholders’ Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

26.	Long-Term Incentive Plan

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

Plan 2011 – 2013, plan 2014-2016 and Plan 2018-2020

On August 5, 2011, April 10, 2014 and April 19, 2018, the long-term incentive plans were approved by the General Meeting of shareholders of TIM Participações S.A. (incorporated by TIM AS on August 31, 2020); “2011-2013 Plan”, “2014-2016 Plan”

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

and “2018-2020 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2011-2013 and 2014-2016 plans addresses the granting of stock options, while the 2018-2020 plan provides for the granting of shares (performance shares and restricted shares).

The exercise of the options of the 2011-2013 Plan is conditioned on the achievement of specific performance targets that could prevent the exercise of options, while when in the exercise of the options of the 2014-2016 Plan, the achievement of goals may affect only the acquisition price of the shares. The strike price is calculated by applying a plus or minus adjustment to the Base price of the share as a result of shareholder performance, taking into account the criteria provided for in each plan.

The 2018-2020 Plan proposes to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

The term of validity of the options of the 2011-2013 and 2014-2016 plans is 6 years and TIM S.A. has no legal or non-formalized obligation to repurchase or settle the options in cash. For the 2018-2020 plan, the term of validity has the same periodicity of 3 years related to its deficiency (Vesting). In turn, the 2018-2020 plan, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the fair value of the options and the value of the shares and is recognized in the results over the vesting period.

Stock Options Program Table

Grant date	Options granted	Expiry date	Base Price	Balance at the beginning of the year	Granted during the year	Exercise during exercise	Expired during exercise	Overdue during the year	Balance at the end of the year

Plan 2014-2016 - 3rd Grant	3,922,204	Nov 2022	R$ 8.10	295,063	-	(182,511)	-	-	112,552
Plan 2014-2016 - 2nd Grant	3,355,229	Oct 2021	R$ 8.45	21,771	-	-	-	-	21,771
Plan 2014-2016-1st Grant	1,687,686	Sep 2020	R$ 13.42	-	-	-	-	-	-

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

Plan 2011-2013 - 3rd Grant	3,072,418	July 2019	R$ 8.13	-	-	-	-	-	-
Plan 2011-2013 - 2nd Grant	2,661,752	Sep 2018	R$ 8.96	-	-	-	-	-	-
Plan 2011-2013-1st Grant	2,833,595	Aug 2017	R$ 8.84	-	-	-	-	-	-
Total	17,532,884			316,834	-	(182,511)	-	-	134,323
Weighted average price of the balance of grants			R$ 8.16

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant:	Shares granted	Expiry date	Grant Price	Balance at the beginning of the year	Granted during the year	Transferred during the year			Paid in cash			Canceled during the year	Balance at the end of the year
						Volume Vested	Performance change	Additional Dividends	Volume Vested	Performance change	Additional Dividends

2018-2020 Plan 3rd Grant	796,054	Apr 2023	14.40	796,054	-	-	-	-	-	-	-	-	796,054
2018-2020 Plan 2nd Grant	930,662	July 2022	11.28	687,895	-	-	-	-	-	-	-	-	687,895
2018-2020 Plan 1st Grant	849,932	Apr 2021	14.41	199,594	-	-	-	-	-	-	-	-	199,594
Total	2,576,648			1,683,543	-	-	-	-	-	-	-	-	1,683,543
Weighted average price of the balance of grants			13.12

The significant data included in the model, for the Stock Option Grants, was as follows:

Grant date	Base price - weighted average share in the period of measurement of the grant	Volatility	Expected option life	Annual interest rate without risk
Grant 2011	R$ 8.84	51.73% p.a.	6 years	11.94% p.a.
Grant 2012	R$ 8.96	50.46% p.a.	6 years	8.89% p.a.
Grant 2013	R$ 8.13	48.45% p.a.	6 years	10.66% p.a.
Grant 2014	R$ 13.42	44.60% p.a.	6 years	10.66% p.a.
Grant 2015	R$ 8.45	35.50% p.a.	6 years	16.10% p.a.
Grant 2016	R$ 8.10	36.70% p.a.	6 years	11.73% p.a.

Note: Significant data is characteristic of an option-based plan, considering the use of fair value as the appropriate method for calculating expenses with option remuneration.

The base price of the share of each share was calculated using the weighted averages of TIM Participações's share price, considering the following periods:

•	Plan 2011-2013-1st Grant-traded volume and trading price of TIM Participações shares in the period of 30 days prior to the date of 07/20/2011 (date on which the Board of Directors of TIM Participações approved the benefit).

•	Plan 2011–2013 – 2nd Grant – traded volume and trading price of shares of TIM Participações for the period 07/01/2012–08/31/2012.

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

•	Plan 2011–2013 – 3rd Grant-traded volume and trading price of TIM Participações shares for the period of 30 days prior to 07/20/2013.

•	Plan 2014-2016-1st Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2014).

•	Plan 2014-2016-2nd Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2015).

•	Plan 2014–2016 – 3rd Grant-traded volume and trading price of TIM Participações shares in the 30 days prior to the date defined by the Board of Directors (September 29, 2016).

•	Plan 2018–2020 – 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2018–03/31/2018.

•	Plan 2018–2020 – 2nd Grant-traded volume and trading price of TIM Participações shares for the period 06/01/2019–06/30/2019.

•	Plan 2018–2020 – 3rd Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2020–03/31/2020.

The company recognizes the impact of the revision of the initial estimates, if any, in the income statement, with consideration for equity. On March 31, 2021, expenses pegged to these long-term benefit plans totaled R$ 2,597 (R$ 1,796 on March 31, 2020).

27.	Net operating revenue

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

Revenue from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data, number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

The service revenue item also includes revenue from financial partnership agreements and, as provided for in the agreement, the amounts of revenues recognized in the first quarter of 2021 since TIM customers opened accounts with our financial partner C6, which was approximately R$ 11 million (note 36).

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

Contract Identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

Identification of the performance obligation

Based on the review of its contracts, the Company verified the existence of two performance obligations:

(i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the client; and the asset is considered transferred when (or as) the client obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in Note 11) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	March 2021	March 2020

Net operating revenue	4,339,763	4,215,308

Gross operating revenue	6,103,577	6,091,892

Service revenue	5,885,177	5,850,560
Revenue from services – Mobile	5,431,982	5,426,617
Service revenue- Landline	453,195	423,943

Goods sold	218,400	241,332

Deductions from gross revenue	(1,763,814)	(1,876,584)
Taxes incidents	(1,167,076)	(1,196,711)
Discounts granted	(594,768)	(676,842)
Returns and other	(1,970)	(3,031)
28.	Operating costs and expenses
	Parent company
	March 2021				March 2020
	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total

	(2,092,827)	(1,163,466)	(420,469)	(3,676,762)	(1,961,448)	(1,209,040)	(429,687)	(3,600,175)

Personal	(20,381)	(160,503)	(96,547)	(277,431)	(14,877)	(157,945)	(83,976)	(256,798)
Third party services	(143,887)	(439,717)	(138,925)	(722,529)	(161,764)	(492,564)	(136,074)	(790,402)
Interconnection and means of connection	(475,423)	-	-	(475,423)	(374,214)	-	-	(374,214)
Depreciation and amortization	(1,206,658)	(64,509)	(156,615)	(1,427,782)	(1,160,368)	(60,455)	(187,782)	(1,408,605)
Taxes, fees and contributions	(8,977)	(197,362)	(9,802)	(216,141)	(8,334)	(179,973)	(8,340)	(196,647)
Rentals and insurance	(91,472)	(26,034)	(4,178)	(121,684)	(81,889)	(37,409)	(236)	(119,534)
Cost of goods sold	(145,574)	-	-	(145,574)	(158,743)	-	-	(158,743)
Advertising and advertising	-	(150,895)	-	(150,895)	-	(87,816)	-	(87,816)
Losses on doubtful accounts receivable	-	(123,493)	-	(123,493)	-	(188,588)	-	(188,588)
Other	(455)	(953)	(14,402)	(15,810)	(1,259)	(4,290)	(13,279)	(18,828)

Consolidated

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

	March 2021
	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total

	(2,092,827)	(1,163,466)	(420,481)	(3,676,774)

Personal	(20,381)	(160,503)	(96,547)	(277,431)
Third party services	(143,887)	(439,717)	(138,937)	(722,541)
Interconnection and means of connection	(475,423)	-	-	(475,423)
Depreciation and amortization	(1,206,658)	(64,509)	(156,615)	(1,427,782)
Taxes, fees and contributions	(8,977)	(197,362)	(9,802)	(216,141)
Rentals and insurance	(91,472)	(26,034)	(4,178)	(121,684)
Cost of goods sold	(145,574)	-	-	(145,574)
Advertising and advertising	-	(150,895)	-	(150,895)
Losses on doubtful accounts receivable	-	(123,493)	-	(123,493)
Other	(455)	(953)	(14,402)	(15,810)

The company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the company. Such plans do not bring any additional obligations to the company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

29.	Other revenues (expenses), net

	Parent company		Consolidated
	March 2021	March 2020	March 2021
Revenues
Revenue from grant, net	4,085	5,115	4,085
Fines on telecommunications services	13,681	12,748	13,681
Revenue on disposal of assets	331	439	331
Other revenue	17,162	15,194	17,097
	35,259	33,496	35,194
Expenses
FUST/FUNTTEL (1)	(33,581)	(33,911)	(33,581)
Taxes, fees and contributions	(931)	(330)	(931)
Provision for legal and administrative proceedings, net of reversal
	(63,920)	(77,905)	(63,920)
Expenses on disposal of assets	(2,067)	(6,059)	(2,067)
Other expenses	(5,195)	(7,746)	(5,195)
	(105,694)	(125,951)	(105,694)

Other revenues (expenses), net	(70,435)	(92,455)	(70,500)

(1) Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

30.	Financial revenues

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

	March 2021	March 2020

Financial revenues	276,930	362,698
Interest on financial investments	23,070	17,107
Interest received from clients	6,744	8,708
Swap interest	10,133	4,840
Interest on lease	5,191	4,937
Monetary adjustment	21,379	25,324
FX rate change (1)	210,278	301,321
Other revenue	135	461

(1) Referring mainly to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts in the amount of R$199,002 (R$277,765 on March 31, 2020) - (note 36).

31.	Financial expenses

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

	March 2021	March 2020

Financial expenses	(502,167)	(613,995)
Interest on loans and financing	(8,801)	(33,824)
Interest on taxes and fees	525	(3,141)
Swap interest	(24,210)	(6,787)
Interest on lease	(191,978)	(166,414)
Inflation adjustment (1)	(44,132)	(63,875)
Discounts granted	(10,505)	(5,858)
Foreign exchange variation (2)	(209,551)	(294,022)
Other expenses	(13,515)	(40,074)

(1)Substantial	portion related to the monetary restatement of lawsuits, in the amount of R$ 29,504 - see note 24 (R$ 59,646 as of March 31, 2020).

(2) Referring mainly to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts in the amount of R$199,002 (R$277,765 on March 31, 2020) - (note 36).

32.	Income tax and social contribution

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

	March 2021	March 2020
Current income tax and social contribution taxes
Income tax for the period	(43,919)	-
Social contribution for the period	(16,308)	-
Tax incentive – SUDENE/SUDAM (*)	34,930	-
	(25,297)	-
Deferred income tax and social contribution
Deferred income tax	(47,830)	(72,529)
Deferred social contribution	(17,236)	(26,110)
	(65,066)	(98,639)
Provision for income tax and social contribution contingencies
	-	-
	(65,066)	(98,639)
	(90,363)	(98,639)

The reconciliation of income tax expense and social contribution calculated by applying the combined tax rates with the values reflected in the result is shown below:

	March 2021	March 2020

Income before income tax and social contribution	367,252	271,381
Combined tax rate	34%	34%
Combined tax rate on income tax and social contribution	(124,866)	(92,270)
(Additions) / deletions:
Permanent additions and exclusions:
Non-deductible expenses for tax purposes	(2,104)	(7,660)
Tax incentive – SUDENE/SUDAM (1)	34,930	1,333
Other amounts	1,677	(42)
	34,503	(6,369)
Income tax and social contribution recorded in the income (loss) for the period
	(90,363)	(98,639)
Effective rate	24.61%	36.35%

(1) As mentioned in note 25 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. TIM S.A. has tax benefits that fall under these rules.

33.	Earnings per share

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

The number of TIM.SA shares before the corporate reorganization was 2,420,447,019, equivalent to the number of TIM Participações common shares on the merger date. Consequently, basic and diluted earnings per share were calculated considering the retrospective impact of the change in the number of shares, pursuant to IAS 33/CPC 41.

(a)       Basic

Basic profit per share is calculated by dividing the profit attributable to the

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

shareholders of the company by the weighted average amount of shares issued during the period.

	March 2021	March 2020

Income attributable to the shareholders of the company	276,889	172,742

Weighted average number of common shares issued (thousands)	2,420,804	2,420,447

Basic earnings per share (expressed in R$)	0.11	0.07

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding to assume the conversion of all potential dilutive shares.

	March 2021	March 2020

Income attributable to the shareholders of the company	276,889	172,742

Weighted average number of common shares issued (thousands)	2,420, 980	2,420,647

Diluted earnings per share (in R$)	0.11	0.07

The calculation of diluted earnings per share considered 176 thousand (200 thousands on March 31, 2020) of shares related to the grants of the 2011-2013 plan and the 2014-2016 plan, as mentioned in note 26.

34.	Balances and transactions with related parties

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

The balances of transactions with Telecom Italia Group companies are as follows:

	Assets
	March 2021	December 2020

Telecom Italia Sparkle (1)	1,497	1,630
Gruppo Havas (6)	11,210	-
TI Sparkle (3)	2,581	1,915
TIM Brasil (7)	6,262	6,129
Other	674	1,044
Total	22,224	10,718

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NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

	Liabilities
	March 2021	December 2020

Telecom Italia S.p.A. (2)	62,244	75,317
Telecom Italia Sparkle (1)	14,318	10,576
TI Sparkle (3)	5,559	7,333
TIM Brasil (4)	6,145	6,145
Vivendi Group (5)	1,164	1,150
Gruppo Havas (6)	65,417	24,068
Other	7,602	2,797
Total	162,449	127,386

	Revenue
	March 2021	March 2020

Telecom Italia S.p.A. (2)	403	586
Telecom Italia Sparkle (1)	42	903
TI Sparkle (3)	828	1,041
Total	1,273	2,530

	Cost / Expense
	March 2021	March 2020

Telecom Italia S.p.A. (2)	23,365	26,814
Telecom Italia Sparkle (1)	8,901	2,759
TI Sparkle (3)	4,696	4,794
Vivendi Group (5)	1,164	1,163
Gruppo Havas (6)	83,566	54,159
Other	6,026	5,461
Total	127,718	95,150

(1) Values refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(2) The amounts refer to international roaming, technical assistance and value-added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the company’s net revenue, with payment made on a quarterly basis.

(3) Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(4) Mainly refer to judicial deposits made on account of labor causes and transfers of employees.

(5) The values refer to Value Added Services - VAS.

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NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

(6) From the values described above, in the result, they refer to advertising services, of which, R$ 74,371 (R$ 53,134 on March 31, 2020) are related to media transfers.

(7) Refer to judicial deposits made on account of labor claims.

The company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On March 31, 2021, the Company invested R$ 73.

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

35.	Management remuneration

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

The key management personnel includes statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	March 2021	March 2020

Short-term benefits	5,830	4,174
Other long-term benefits	492	818
Share-based payments remuneration	1,622	1,100
	7,944	6,092

36.	Financial instruments and risk management

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

Among the financial instruments registered in the company, there are also derivatives that are financial liabilities measured at fair value through the result. At each balance sheet date such liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and changes arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Initially, derivatives are recognized at fair value on the date a derivative contract is concluded and are subsequently remeasured at fair value. The company does not apply “hedge accounting”.

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to exchange rate variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

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NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors that the company is exposed to are as follows:

(i) Foreign exchange variation risks

The risks of foreign exchange variations relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange change. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of cancelling the impacts arising from the fluctuation of exchange rates on the financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the risks of foreign exchange exposure in commercial contracts.

On March 31, 2021, the company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

In addition to the risks mentioned above, there are no other financial assets and liabilities in significant amounts that are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA and/or TLP, when such rates do not correspond proportionally to the rates relating to Interbank Certificates of Deposit (CDI). On March 31, 2021, the Company had no swap operation pegged to long-term interest rate (TJLP), IPCA and/or TLP.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on March 31, 2021, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on March 31, 2021 and December 31, 2020 or revenues from services rendered during the period ended March 31, 2021 and 2020.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

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NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of merchandise sales revenue during the period ended March 31, 2021 and 2020. There are no customers who contributed more than 10% of the net receivables from the sale of goods as of March 31, 2021 and December 31, 2020.

(v)       Liquidity risk

- Liquidity risk arises from the need for cash before the obligations assumed. The company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity.

- The management of liquidity and cash flow of the Company are performed on a daily basis to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain the schedule of operating and financial commitments.

- All financial investments of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or, iii) sell assets to increase liquidity.

(vi) Financial credit risk

The cash flow forecast is carried out and aggregated by the Finance and Treasury Department of the company. This department monitors ongoing forecasts of liquidity requirements to ensure that the company has sufficient cash to meet operational needs. This forecast takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, external regulatory or legal requirements.

The risk is related to the possibility of the company computing losses derived from the difficulty of redemption of short-term financial investments and swap contracts, due to possible insolvency of counterparties. The company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The consolidated derivative financial instruments are presented below:

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NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

	March 2021		December 2020
	Assets	Liabilities	Assets	Liabilities

Derivative transactions	502,974	(13,320)	340,660	(36,166)
Other derivatives	161,429	-	161,429	-
	664,403	(13,320)	502,089	(36,166)

Current portion	399,641	(13,320)	262,666	(7,273)
Non-current portion	264,762	-	239,423	(28,893)

The long-term derivative financial instruments consolidated at March 31, 2021 are due in accordance with the following schedule:

Assets

2022	35,668
2023	17,834
2024 onwards	211,260
264,762

Other derivatives are instruments of share subscription options represent the option of the Company to subscribe 1.4% of the shares of C6 capital, where the Group/Company paid a share subscription premium in the amount of R$ 6.2 million. As required by IRFS 9, the financial instrument must be valued at its fair value that on March 31, 2021 and on December 31, 2020 corresponds to R$ 161 million. The impact of the mark-to-market of the stock conversion option calculated, of R$ 155 million, represents the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and will be subsequently measured in the company’s results for the year. In March 2021, the Company assessed the remeasurement of the instrument’s fair value and did not identify the need for adjustment in the period.

Non-derivative financial liabilities are substantially composed of accounts payable to suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and lease, the nominal flows of payments of which are disclosed in notes 20 and 16.

Consolidated financial instruments measured at fair value:

	March 2021
	Level 1	Level 2	TOTAL

Total assets	1,609,011	664,403	2,273,414

Financial assets at fair value through profit or loss	1,609,011	664,403	2,273,414

Derivative financial instruments	-	502,974	502,974
Other derivatives	-	161,429	161,429
Marketable securities	1,609,011	-	1,609,011

Total liabilities	-	13,320	13,320

Financial liabilities at fair value through profit or loss	-	13,320	13,320

Derivative financial instruments	-	13,320	13,320

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NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

	December 2020
	Level 1	Level 2	TOTAL

Total assets	2,077,499	502,089	2,579,588

Financial assets at fair value through profit or loss	2,077,499	502,089	2,579,588

Derivative financial instruments	-	340,660	340,660
Other derivatives	-	161,429	161,429
Marketable securities	2,077,499	-	2,077,499

Total liabilities	-	36,166	36,166

Financial liabilities at fair value through profit or loss	-	36,166	36,166

Derivative financial instruments	-	36,166	36,166

The fair value of financial instruments traded on active markets is based on market prices quoted on the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a Stock Exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (e.g. over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximize the use of data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If one or more relevant information is not based on data adopted by the market, the instrument shall be included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or quotes of financial institutions or brokers for similar instruments.
•	The fair value of interest rate swaps is calculated by the present value of estimated future cash flows based on the yield curves adopted by the market.
•	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

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NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

Financial assets and liabilities by Category

The financial instruments of the company by category can be summarized as follows:

March 31, 2021

	Measured at amortized cost	Fair value through profit or loss	Total

Asset, according to the balance sheet	6,681,256	2,273,414	8,954,670

Derivative financial instruments	-	502,974	502,974
Other derivatives	-	161,429	161,429
Trade accounts receivable and other accounts receivable, excluding prepayments	2,929,001	-	2,929,001
Marketable securities	-	1,609,011	1,609,011
Cash and cash equivalents	2,716,539	-	2,716,539
Leasing	217,505	-	217,505
Judicial deposits	780,965	-	780,965
Regulatory credits recoverable	37,246	-	37,246
	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	13,655,948	13,320	13,669,268

Loans and financing	2,545,282	-	2,545,282
Derivative financial instruments	-	13,320	13,320
Suppliers and other obligations, excluding legal obligations	2,661,325	-	2,661,325
Leasing	8,397,313	-	8,397,313
Dividends and interest on shareholders' equity payable	52,028	-	52,028

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NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

December 31, 2020

	Measured at amortized cost	Fair value through profit or loss	Total

Asset, according to the balance sheet	6,756,810	2,579,588	9,336,398

Derivative financial instruments	-	340,660	340,660
Other derivatives		161,429	161,429
Trade accounts receivable and other accounts receivable, excluding prepayments	3,180,661	-	3,180,661
Marketable securities	-	2,077,499	2,077,499
Cash and cash equivalents	2,575,290	-	2,575,290
Leasing	162,198	-	162,198
Judicial deposits	794,755	-	794,755
Regulatory credits recoverable	43,906	-	43,906
	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	14,391,175	36,166	14,427,341

Loans and financing	2,345,032	-	2,345,032
Derivative financial instruments	-	36,166	36,166
Suppliers and other obligations, excluding legal obligations	3,128,732	-	3,128,732
Leasing	8,378,835	-	8,378,835
Dividends and interest on shareholders' equity payable	538,576	-	538,576

Regular purchases and sales of financial assets are recognized on the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in fair value are recorded in the profit and loss for the year, in the financial revenues and expenses’ group.

Financial risk hedge policy adopted by the Company

The company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing, in foreign currency, in order to manage the exposure of risks associated with foreign exchange variation.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value.

On March 31, 2021, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, net worth and levels of concentration of operations and resources.

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NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

The operations with derivative financial instruments contracted by the Company and in force on March 31, 2021 and December 31, 2020 are shown in the following table:

March 31, 2021

1 in certain swap contracts, active tip includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

December 31, 2020

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), Euro (EUR)

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NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

and Libor, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, EUR and Libor variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

CDI Sensitivity Scenario

Description	March 2021	Probable Scenario	Possible Scenario	Remote Scenario

Fair value in USD and EUR (KFW Finnvera, Scotia, BofA and BNP)	2,560,077	2,560,077	2,560,077	2,560,077
A) ∆ Accumulated variation in debt			-	-
Fair value of the active tip of the swap (+)	2,560,077	2,560,077	2,560,077	2,560,077
Fair value of the passive tip of the swap (-)	2,069,991	2,069,991	2,075,967	2,081,935
Swap result	490,086	490,086	484,110	478,142
B) ∆ Accumulated variation in swap			-5,976	-11,944
C) Final Result (B-A)			-5,976	-11,944

Risk variable	Probable Scenario	Possible scenario	Remote scenario

CDI	2.65%	3.31%	3.98%
USD	5.6973	5.6973	5.6973
EUR	6.6915	6.6915	6.6915
Libor	0.2053%	0.2053%	0.2053%

USD sensitivity scenario

Description	March 2021	Probable Scenario	Possible Scenario	Remote Scenario

Fair value in USD and EUR (KFW Finnvera, Scotia, BofA and BNP)	2,560,077	2,560,077	3,052,127	3,544,178
A) ∆ Accumulated variation in debt			492,051	984,101
Fair value of the active tip of the swap (+)	2,560,077	2,560,077	3,052,127	3,544,178
Fair value of the passive tip of the swap (-)	2,069,991	2,069,991	2,069,991	2,069,991
Swap result	490,086	490,086	982,136	1,474,187
B) ∆ Accumulated variation in swap			492,051	984,101
C) Final result (B-A)			-	-

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NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

Risk variable	Probable Scenario	Possible scenario	Remote scenario

CDI	2.65%	2.65%	2.65%
USD	5.6973	7.1216	8.5460
EUR	6.6915	6.6915	6.6915
Libor	0.2053%	0.2053%	0.2053%

EUR sensitivity scenario

Description	March 2021	Probable Scenario	Possible Scenario	Remote Scenario

Fair value in USD and EUR (KFW Finnvera, Scotia, BofA and BNP)	2,560,077	2,560,077	2,708,046	2,856,014
A) ∆ Accumulated variation in debt			147,969	295,937
Fair value of the active tip of the swap (+)	2,560,077	2,560,077	2,708,046	2,856,014
Fair value of the passive tip of the swap (-)	2,069,991	2,069,991	2,069,991	2,069,991
Swap result	490,086	490,086	638,054	786,023
B) ∆ Accumulated variation in swap			147,969	295,937
C) Final result (B-A)			-	-

Risk variable	Probable Scenario	Possible scenario	Remote scenario

CDI	2.65%	2.65%	2.65%
USD	5.6973	5.6973	5.6973
EUR	6.6915	8.3644	10.0373
Libor	0.2053%	0.2053%	0.2053%

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NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

Scenario sensitivity to Libor

Description	March 2021	Probable Scenario	Possible Scenario	Remote Scenario

Fair value in USD and EUR (KFW Finnvera, Scotia, BofA and BNP)	2,560,077	2,560,077	2,561,172	2,562,267
A) ∆ Accumulated variation in debt			1,095	2,190
Fair value of the active tip of the swap (+)	2,560,077	2,560,077	2,561,172	2,562,267
Fair value of the passive tip of the swap (-)	2,069,991	2,069,991	2,069,991	2,069,991
Swap result	490,086	490,086	491,181	492,276
B) ∆ Accumulated variation in swap			1,095	2,190
C) Final result (B-A)			-	-

Risk variable	Probable Scenario	Possible scenario	Remote scenario

CDI	2.65%	2.65%	2.65%
USD	5.6973	5.6973	5.6973
EUR	6.6915	6.6915	6.6915
Libor	0.2053%	0.2566%	0.3079%

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the three scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on March 31, 2020 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Table with gains and losses on derivatives in the period

	March 2021	March 2020
Net income from derivative operations	184,926	275,818
Income (loss) from operations with other derivatives	-	-

Capital Management

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NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

The group's objectives in managing its capital are to safeguard the group's ability to continue to deliver return to shareholders and benefits to other stakeholders, as well as maintain a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt.

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financings, lease and financial instruments are presented below:

	Loans and financing	Lease	Derivative financial instruments (Assets) Liabilities

December 31, 2020	2,345,032	8,378,835	(465,923)
Inflows	-	377,234	-
Remeasurement	-	(94,299)	-
Financial expenses	8,786	196,592	14,077
Foreign exchange variations, net	199,002	-	(199,002)
Payment	(7,538)	(461,049)	(234)

March 31, 2021	2,545,282	8,397,313	(651,083)

37.	Defined benefit pension plans and other post-employment benefits

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

	March 2021	December 2020

PAMEC/asset policy and medical plan	7,346	7,346

ICATU, SISTEL and FUNCESP

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NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

The Company has been sponsoring defined benefit private pension plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of the Sistel Foundation for Social Security and the ICATU multi-sponsor fund. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the CESP foundation resulting from the incorporation of AES Atimus.

Such pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL's benefit plan, which has a defined benefit characteristic and includes inactive employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for inactive employees, being such a multi-sponsored benefits plan under the administration of ICATU MULTI-SPONSORED Fund;

Administration agreement: administration agreement for retirement payment to retirees and pensioners, for the retirees of the company's predecessors under the management of ICATU MULTI-SPONSORED Fund;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Supplementary pension and pension plan's installment, administered by the CESP Foundation, which is the responsibility of the company, with a view to the acquisition of Eletropaulo Telecomunicações Ltda (AES Atimus), succeeded by TIM Fiber SP LTDA, later incorporated into TIM Celular which was incorporated by the Company.

Medical care plan Fiber: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM Celular and which was subsequently incorporated by the Company.

38.       Insurance

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

The company maintains a policy of monitoring the risks inherent in its operations. As a result, as of March 31, 2021, the company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their amounts are shown below:

Modality	Insured Values
Operational Risks	R$ 35,446,138
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 29,233
Automobile (executive and operational fleet)	R$1,000 for optional civil liability (property damage and bodily harm) and R$ 100 for pain and suffering.

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NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

39. Supplementary information to the cash flow

	Parent company		Consolidated
	March 2021	March 2020	March 2021
Non-cash transactions
Additions to property, plant and equipment and intangible assets - with no effect on cash	(319,158)	(643,466)	(319,158)
Increase in lease liabilities - no effect on cash	319,158	643,466	319,158

40.       Subsequent events

Credit Agreement

In April 2021, the Company entered into two loan agreements with Banks BNP and Bank of Nova Scotia, in the total amount of R$1.1 billion. Those agreements are payable in three years.

Tax contingency

In March 2011, the Company received the tax assessment notice 10480.721765/2011-46, drawn up by the Brazilian Federal Revenue, in the amount of R$ 1,265 million, which addresses corporate income tax (IRPJ) and social contribution (CSL) related to: (i) goodwill; (ii) undue offset of tax losses and negative basis; (iii) allegedly improper use of the Sudene tax benefit; (iv) withholding income tax (IRRF) deductions; (v) deduction of estimates and (vi) fines.

The result of the judgment in the administrative trial court was the full maintenance of the assessment, but the voluntary appeal filed by the company was partially accepted. The company was notified of the judgment on April 28, 2021. As a result, the partial success of R$ 736 million (historical values) and R$ 1.4 billion (updated values) was confirmed.

Of the aforementioned total amount, R$ 43 million (historical values) and R$ 79 million (updated values) were already classified as remote risk and the remainder as possible risk. The full amount corresponding to the partial success will be definitively excluded from the tax contingency and the remaining amount will continue to be discussed in the course of the administrative proceeding, which will still be brought to the attention of the Upper Chamber of the Administrative Council of Tax Appeals (CARF).

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TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION

March 31, 2021

(In thousands of Reais, except as otherwise stated)

Celebration of Agreement with IHS of shareholding in FiberCO

On May 5th, 2021, TIM S.A., informed its shareholders and the market in general that, at a meeting of the Company's Board of Directors held today, an agreement ("Agreement") was approved between TIM S.A. and IHS Fiber Brasil - Cessao de Infraestruturas Ltda. ("IHS"), in order to acquire an equity stake in FiberCo Soluções de Infraestrutura Ltda. ("FiberCo"), a vehicle established by the Company for the segregation of network assets and the provision of infrastructure services.

IHS is a large and diversified telecommunications infrastructure provider focused on emerging markets and operating in 9 countries in Africa, Middle East and Latin America. IHS, besides owning more than 28 thousand towers, seeks the expansion of the value chain in infrastructure services.

In the Agreement, TIM will sell 51% of FiberCo's share capital in favor of IHS, and the remaining 49% will remain under the Company's control. The relationship between the partners will be governed by a shareholders' agreement to be entered into upon closing of the transaction.

FiberCo's initial asset base will consist of TIM's secondary network infrastructure contribution covering approximately 6.4 million households, of which 3.5 million are FTTH and 3.5 million FTTC. In addition, other assets, contracts and employees will be transferred to FiberCo, all exclusively related to its activities. These transfers will only take place after the Agreement is approved by the competent authorities.

In this context, the Enterprise Value of FiberCo was established at R$ 2.6 billion. The transaction includes a primary component (R$ 609,000,000.00) going to FiberCo’s cash and secondary component (R$ 1,027,590,000) to be paid to TIM.

FiberCo's mission is to deploy, operate and maintain last-mile infrastructure for broadband access to be offered in the wholesale market. Nevertheless, the terms of the agreement define TIM as anchor customer, having the prerogative of a 6 (six) months exclusivity period after the entrance in new areas.

This transaction is expected to support the Company's plan to accelerate the provision of fiber connectivity services to B2C and B2B customers. Accordingly, FiberCo's business plan is to reach 8.9 million FTTH households within 4 years. FiberCo will also participate in other infrastructure projects, such as FTTSite, together with TIM.

This transaction has always been seen by the company from an industrial perspective, seeking the evolution and growth of its broadband business. However, the positive financial and economic impacts cannot be left aside. It is expected that the deal will enable the Company to deconsolidate a relevant part of its CAPEX, causing a positive effect on its cash flow. In parallel, TIM expects to use the proceeds of this transaction to help meeting its investment obligations, such as the acquisition of Oi Mobile's assets.

This transaction is subject to the fulfillment of certain preceding conditions, including, among others, the contribution of assets described above and the obtaining of authorizations from the competent authorities, such as the Agência Nacional de Telecomunicações - ANATEL and the Conselho Administrativo de Defesa Econômica - CADE.

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FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly financial statements, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on March 31st, 2021, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, May 5th, 2021.

WALMIR KESSELI Chairman of the Fiscal Council	JARBAS T. BARSANTI RIBEIRO Member of the Fiscal Council
JOSINO DE ALMEIDA FONSECA Member of the Fiscal Council

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STATUTORY OFFICERS’ STATEMENT

Pietro Labriola (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer), Jaques Horn (Legal Officer) and Alberto Mario Griselli (Chief Revenue Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 25, paragraph 1, item VI of CVM Instruction Nr. 480 of December 7th, 2009, that they have reviewed, discussed and agreed with the Company’s Financial Statements for the period ended March 31st, 2021.

Rio de Janeiro, May 5th, 2021.

PIETRO LABRIOLA Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	ALBERTO MARIO GRISELLI Chief Revenue Officer
JAQUES HORN Legal Officer

117

STATUTORY OFFICERS’ STATEMENT

Pietro Labriola (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer), Jaques Horn (Legal Officer) and Alberto Mario Griselli (Chief Revenue Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 25, paragraph 1, item V of CVM Instruction Nr. 480 of December 7th, 2009, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the period ended March 31st, 2021.

Rio de Janeiro, May 5th, 2021.

PIETRO LABRIOLA Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	ALBERTO MARIO GRISELLI Chief Revenue Officer
JAQUES HORN Legal Officer

118

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 5, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer